Form 10-K405, Exhibit 13
period 1995-10-01
HAWKINS CHEMICAL INC
filed 1995-12-28
CIK 46250

                                              CONSOLIDATED FINANCIAL INFORMATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Consolidated Balance Sheets                                                11

Consolidated Statements of Income
and Retained Earnings                                                      12

Independent Auditors' Report                                               12

Consolidated Statements of
Cash Flows                                                                 13

Notes to Financial Statements                                           14-18

Management's Discussion and
Analysis of  Results of Operations and
Financial Condition                                                     19-22

Selected Financial Data                                                    23

Securities Market Makers                                                   23

100 Shares Growth                                                          23

Shareholder Information                                                    24

                                         HAWKINS CHEMICAL, INC. AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                             OCTOBER 1, 1995 AND OCTOBER 2, 1994

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          1995           1994
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                           $ 9,906,107    $ 6,908,007
  Investments (fair value approximates cost)            7,968,761      6,576,743
  Trade receivables - less allowance for doubtful
    accounts:  1995, $347,871; 1994, $115,661          10,512,260      9,509,808
  Note receivable                                         208,943
  Inventories                                           8,663,959      7,844,591
  Prepaid expenses and other                            1,647,660      1,339,833
  Net assets of discontinued operations                                1,602,051
                                                      -----------    -----------
    Total current assets                               38,907,690     33,781,033
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
  Land                                                    639,368        641,757
  Buildings and improvements                           11,551,741      9,882,802
  Machinery and equipment                               3,995,496      3,574,316
  Transportation equipment                              4,395,306      3,865,017
  Office furniture and equipment                        1,399,789      1,243,979
                                                      -----------    -----------
    Total                                              21,981,700     19,207,871
  Less accumulated depreciation                        10,542,805      9,625,865
                                                      -----------    -----------
    Property, net                                      11,438,895      9,582,006
--------------------------------------------------------------------------------
OTHER ASSETS:
  Intangible assets - less accumulated
    amortization: 1995, $242,805; 1994, $178,008          882,356        947,153
  Insurance trust                                       1,598,219      1,525,238
  Note receivable - noncurrent                            715,045
  Other                                                   148,609        139,554
                                                      -----------    -----------
    Total other assets                                  3,344,229      2,611,945
  ------------------------------------------------------------------------------
      Total                                           $53,690,814    $45,974,984
                                                      -----------    -----------
                                                      -----------    -----------

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable - trade                            $ 8,691,204    $ 5,746,620
  Current portion of long-term debt                        52,344         48,919
  Dividends payable                                       736,804
  Accrued payroll and employee benefits                 2,117,478      2,152,535
  Container deposits                                    1,633,359      1,597,007
  Other accruals                                        1,334,742        640,420
                                                      -----------    -----------
    Total current liabilities                          14,565,931     10,185,501
------------------------------------------------------------------------------------
  Long-term debt                                          628,461        680,805
------------------------------------------------------------------------------------
  Deferred income taxes                                   377,800        335,300
------------------------------------------------------------------------------------
  Commitments and contingencies (Notes 6, 7 and 8)
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Common stock - authorized: 15,000,000 shares of
  $.05 par value; issued: 1995 - 10,525,772 shares;
  1994 - 9,569,196 shares                                 526,289        478,460
  Additional paid-in capital                           34,235,623     26,869,988
  Retained earnings                                     3,356,710      7,424,930
                                                      -----------    -----------
   Total shareholders' equity                          38,118,622     34,773,378
  ------------------------------------------------------------------------------------
    Total                                             $53,690,814    $45,974,984
                                                      -----------    -----------
                                                      -----------    -----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS

                                         HAWKINS CHEMICAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS FOR THE YEARS ENDED OCTOBER 1, 1995, OCTOBER 2, 1994 AND OCTOBER 3, 1993

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   1995           1994           1993
Net sales                                                                      $83,332,624    $71,423,471    $60,913,575
Cost of sales                                                                   65,555,938     55,284,721     47,119,867
                                                                               -----------    -----------    -----------
Gross profit                                                                    17,776,686     16,138,750     13,793,708
Selling, general and administrative expenses                                     8,580,805      8,259,281      6,425,353
Unusual and nonrecurring                                                           750,000
                                                                               -----------    -----------    -----------
Income from operations                                                           8,445,881      7,879,469      7,368,355
------------------------------------------------------------------------------------------------------------------------
Other income (deductions)
  Interest income                                                                  930,580        575,731        448,620
  Interest expense                                                                 (55,341)       (67,135)        (8,168)
  Miscellaneous                                                                    167,243         19,545        180,667
                                                                               -----------    -----------    -----------
   Total other income, net                                                       1,042,482        528,141        621,119
                                                                               -----------    -----------    -----------
Income from continuing operations before income taxes                            9,488,363      8,407,610      7,989,474
Provision for income taxes from continuing operations                            3,764,400      3,363,200      3,196,410
                                                                               -----------    -----------    -----------
Income from continuing operations                                                5,723,963      5,044,410      4,793,064
                                                                               -----------    -----------    -----------
  Income (loss) from operations of Tessman Seed, Inc.(less applicable
    income taxes (benefits) of ($46,500), $18,200 and ($226,300), respectively)    (69,905)        27,323       (339,675)
  Loss on disposal of assets of Tessman Seed, Inc. (less applicable
    income tax benefit of $214,200)                                               (321,266)
                                                                               -----------    -----------    -----------
Income (loss) from discontinued operations                                        (391,171)        27,323       (339,675)
                                                                               -----------    -----------    -----------
Net income                                                                       5,332,792      5,071,733      4,453,389
------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of year                                             7,424,930      6,593,703      5,507,603
Stock dividend                                                                  (7,413,464)    (3,073,505)    (2,493,361)
Cash dividend (1995 - $.21 per share;
 1994 - $.12 per share; 1993 - $.09 per share)                                  (2,174,448)    (1,278,164)      (957,111)
Income tax savings from dividends paid on ESOP shares                              186,900        111,163         83,183
                                                                               -----------    -----------    -----------

Retained earnings, end of year                                                 $ 3,356,710    $ 7,424,930    $ 6,593,703
                                                                               -----------    -----------    -----------
                                                                               -----------    -----------    -----------

Weighted average number of shares outstanding                                   10,525,772     10,525,772     10,525,772
                                                                               -----------    -----------    -----------
                                                                               -----------    -----------    -----------

Earnings per common share - continuing operations                                     $.55           $.48           $.45
Earnings per common share - discontinued operations                                  (0.04)                        (0.03)
                                                                               -----------    -----------    -----------
Earnings per common share - net                                                       $.51           $.48           $.42
                                                                               -----------    -----------    -----------
                                                                               -----------    -----------    -----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT

To the Shareholders of Hawkins Chemical, Inc.:

We have audited the accompanying consolidated balance sheets of Hawkins Chemical, Inc. and its subsidiaries (the Company) as of October 1, 1995 and October 2, 1994 and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended October 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hawkins Chemical, Inc. and its subsidiaries at October 1, 1995 and October 2, 1994 and the results of their operations and their cash flows for each of the three years in the period ended October 1, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 12, 1995

                                         HAWKINS CHEMICAL, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE YEARS ENDED OCTOBER 1, 1995, OCTOBER 2, 1994 AND OCTOBER 3, 1993

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                               1995           1994           1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $ 5,332,792    $ 5,071,733    $ 4,453,389
  Loss on disposal of assets of Tessman Seed, Inc.             321,266
  Loss on discontinued operations of Tessman Seed, Inc.         69,905        (27,323)       339,675
  Unusual and nonrecurring charge                              415,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                           1,303,981      1,194,054      1,144,467
      Amortization                                              64,797         64,797          6,129
      Change in LIFO inventory reserve                         852,658      2,125,188     (2,275,024)
      Change in inventory market value reserve                             (1,470,000)     1,470,000
      Deferred income taxes                                    (28,800)       603,312       (764,673)
      Earnings on insurance trust and other assets             (82,036)       (80,755)       (78,226)
      Gain (loss) from property disposals                       (4,821)        20,294         (1,211)
      Changes in current assets and liabilities:
        Accounts receivable                                 (1,002,452)      (809,851)    (1,760,210)
        Inventories                                         (1,672,026)    (2,476,256)     2,562,037
        Accounts payable                                     2,944,584      1,108,147        (66,810)
        Accrued liabilities                                    280,617        217,820        491,396
        Other                                                  (49,627)      (367,043)       191,646
        Change in net assets of discontinued operations         66,166        646,184        672,567
                                                           -----------    -----------    -----------
  Net cash provided by operating activities                  8,812,004      5,820,301      6,385,152
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment               (3,650,719)    (1,762,952)    (1,333,177)
  Purchase of investments                                   (2,282,044)    (3,657,533)    (2,135,948)
  Sale of investments                                          890,026
  Acquisition of Industrial Chemical                                       (1,772,706)
  Proceeds from property disposals                             494,670         39,481         15,607
  Cash received on sale of assets and business of
    Tessman Seed, Inc.                                         220,726
                                                           -----------    -----------    -----------
  Net cash used in investing activities                     (4,327,341)    (7,153,710)    (3,453,518)
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt repayment                                               (48,919)
  Cash dividends paid                                       (1,437,644)    (1,278,164)      (957,111)
                                                           -----------    -----------    -----------
  Net cash used in financing activities                     (1,486,563)    (1,278,164)      (957,111)
-----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         2,998,100     (2,611,573)     1,974,523
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 6,908,007      9,519,580      7,545,057
CASH AND CASH EQUIVALENTS, END OF YEAR                     -----------    -----------    -----------
                                                           $ 9,906,107    $ 6,908,007    $ 9,519,580
                                                           -----------    -----------    -----------
                                                           -----------    -----------    -----------
-----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Note receivable on sale of Tessman Seed, Inc.            $ 1,044,714
                                                           -----------
                                                           -----------


  Cash paid during the year for:
    Interest                                               $    58,389    $    16,054    $     7,734
                                                           -----------    -----------    -----------
                                                           -----------    -----------    -----------
    Income taxes                                           $ 2,717,611    $ 3,461,361    $ 3,441,502
                                                           -----------    -----------    -----------
                                                           -----------    -----------    -----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                         HAWKINS CHEMICAL, INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 1, 1995, OCTOBER 2, 1994 AND OCTOBER 3, 1993

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Hawkins Chemical, Inc. and its subsidiaries (the Company) is engaged in the wholesale trade of chemicals and chemical feeding and control equipment and formulating and blending of specialty chemicals.

BASIS OF CONSOLIDATION
The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated. The Company's fiscal year is a 52/53-week year ending on the Sunday closest to September 30th.

CASH EQUIVALENTS
For the purpose of these statements, cash equivalents include all liquid debt instruments (primarily cash funds and certificates of deposits) purchased with an original maturity of three months or less. Cash equivalents are carried at fair value, which approximates cost.

INVESTMENTS
Investments classified as available-for-sale consist of insurance contracts and marketable securities (primarily municipal bonds and annuity contracts) carried at fair value which approximates cost. Effective October 3, 1994, the Company adopted Financial Accounting Standards No. 115, "Accounting for
Certain Investments in Debt and Equity Securities." This Statement requires all investments classified as available-for-sale in equity securities that have readily determinable fair values and all investments in debt securities to be accounted for and reported at fair value. Prior to 1995, the Company accounted at cost which approximated fair value. The adoption of SFAS No. 115 resulted in no cumulative effect on operations, and the prior years' consolidated financial statements were not restated.

INVENTORIES
Inventories, consisting primarily of finished goods, are valued at the lower of cost or net realizable value, with cost being determined using the last-in, first-out (LIFO) method (See Note 3).

PROPERTY, PLANT AND EQUIPMENT
Property is stated at cost and depreciated over the lives of the assets using both straight-line and declining-balance methods. Estimated lives are: buildings and improvements, 10 to 50 years; machinery and equipment, 3 to 15 years; transportation equipment, 3 to 10 years; and office furniture and equipment, 3 to 10 years.

INTANGIBLES
The excess of cost of investments in subsidiaries over equity in net assets of $245,145 is being amortized over forty years. Additionally, goodwill associated with the purchase of Industrial Chemical & Equipment in the amount of $880,016 is being amortized over 15 years (See Note 10).

INSURANCE TRUST
From October 1, 1985 through September 30, 1989, the Company was self-insured for the risk of losses from product liability. The Company deposited amounts in a self-insurance trust account to fund any losses (none have been incurred since
1985). Since October 1989, the Company has had insurance coverage for product liability for up to $1,000,000 in claims made annually.

INCOME TAXES
The Company adopted Financial Accounting Standards SFAS No. 109, "Accounting for Income Taxes," effective the beginning of fiscal 1994. This statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Prior to fiscal 1993, the Company accounted for income taxes under the provisions of Accounting Principles Board Opinion No. 11 (APB No. 11). The adoption of SFAS No. 109 resulted in no cumulative effect on operations, and the prior years' consolidated financial statements were not restated (See Note 5).

REVENUE RECOGNITION
The Company recognizes revenues upon shipment of the product.

EARNINGS PER SHARE
The earnings per share computation is based on the weighted average number of common shares outstanding during the year. The average number of common shares, earnings per share and cash dividends per share for the years ended October 2, 1994 and October 3, 1993 have been restated to reflect the 1995 stock dividend (see Note 4).

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, short-term investments and trade receivables. The Company sells its principal products to a large number of customers in many different industries. To reduce credit risk, the Company routinely assesses the financial strength of its customers. The Company invests its excess cash balances in certificates of deposit at a single financial institution. At October 1, 1995, the Company had certificates of deposits in excess of federally insured limits of approximately $4,871,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board has issued two Financial Accounting Standards (FAS) related to Disclosures about the Fair Value of Financial Instruments and Derivative Financial Instruments. FAS 107 and 119 are effective for fiscal years ending after December 15, 1995. FAS 107 or 119 will not have a material impact on the Company's financial condition or results of operations.

In October 1995, the Financial Accounting Standards Board issued Financial Standard No. 123, " Accounting for Stock-Based Compensation," (FAS 123) which requires adoption of the disclosure provisions and/or the adoption of the recognition and measurement provisions for nonemployee transactions no later than December 15, 1995. The Company currently does not have any agreements that offer stock based compensation to either employees or non-employees.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.  PENSION, PROFIT-SHARING AND EMPLOYEE STOCK OWNERSHIP PLANS

The Company has a defined contribution pension plan covering substantially all of its non-union employees. Pension expense for the years ended October 1, 1995, October, 2, 1994 and October 3, 1993 was $363,498, $331,990 and $310,407,
respectively. The Company's cost for the pension plan is determined as 7% of each employee's covered compensation. Amounts charged to pension expense and contributed to union multi-employer pension plans (not included in the above amounts) were not material. It is the Company's policy to fund all pension costs accrued.

The Company has an employee stock ownership plan and a profit-sharing plan covering substantially all of its non-union employees. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. Contributions for the years ended October 1, 1995, October 2, 1994, and October 3, 1993 were $793,244, $740,379, and
$491,939, respectively. The Company does not currently offer any post retirement benefits or deferred stock compensation plans.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3.  INVENTORIES

Inventories consist of
the following:                      10/1/95        10/2/94
-------------------------------------------------------------
Finished goods (FIFO Basis)       $10,507,212     $8,835,186
LIFO reserve                       (1,843,253)      (990,595)
                                  -----------     ----------
Net inventory                     $ 8,663,959     $7,844,591
                                  -----------     ----------
                                  -----------     ----------

In fiscal 1995, the LIFO reserve increased by $852,658. As a result, the ending LIFO cost was less than the ending cost determined using the first-in, first-out
(FIFO) method by $1,843,253. The increase in the LIFO reserve was caused by a significant increase in the cost of a single large-volume component of inventory.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4. COMMON STOCK

                                     Common Stock         Add'l Paid-in
                                Shares          Amount       Capital
-----------------------------------------------------------------------
Balance, September 27, 1992    8,680,234       $434,012    $21,347,570
5% stock dividend                433,628         21,681      2,471,680
                              ----------       --------    -----------
Balance, October 3, 1993       9,113,862        455,693     23,819,250
5% stock dividend                455,334         22,767      3,050,738
                              ----------       --------    -----------
Balance, October 2, 1994       9,569,196        478,460     26,869,988
10% stock dividend               956,576         47,829      7,365,635
                              ----------       --------    -----------
Balance, October 1, 1995      10,525,772       $526,289    $34,235,623
                              ----------       --------    -----------
                              ----------       --------    -----------

The stock dividends in 1995, 1994 and 1993 were accounted for by transferring the fair value of the issued stock from retained earnings to the categories of permanent capitalization as common stock (par value) and additional paid-in capital.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5. INCOME TAXES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The provisions for income taxes
are as follows:                                  1995          1994           1993
--------------------------------------------------------------------------------------
Federal - current                            $2,972,203     $2,040,755     $3,115,546
States - current                                820,997        719,133        845,537
Deferred                                        (28,800)       603,312       (764,673)
                                             ----------     ----------     ----------
  Total provision - continuing operations    $3,764,400     $3,363,200     $3,196,410
                                             ----------     ----------     ----------
                                             ----------     ----------     ----------
Federal - current                             $(190,300)       $13,300      $(165,200)
States - current                                (70,400)         4,900        (61,100)
                                             ----------     ----------     ----------
  Total (benefit) provision - discontinued
    operations                                $(260,700)       $18,200      $(226,300)
                                             ----------     ----------     ----------
                                             ----------     ----------     ----------


A reconciliation of the provision
for income taxes, based on income
from continuing operations, to the
applicable federal statutory income
tax rate is as follows:                          1995          1994           1993
--------------------------------------------------------------------------------------
Statutory federal income tax
  35%, 35% and 34%, respectively             $3,320,927     $2,942,663     $2,716,421
Effect of graduated rate                        (94,884)       (84,076)
State income taxes, net of
  federal deduction                             520,955        380,829        439,680
Tax-exempt income                               (90,925)       (28,610)       (23,406)
Other, net                                      108,327        152,394         63,715
                                             ----------     ----------     ----------
  Total                                      $3,764,400     $3,363,200     $3,196,410
                                             ----------     ----------     ----------
                                             ----------     ----------     ----------


The tax effects of items comprising
the Company's net deferred
tax asset (liability) are as follows:              1995           1994
--------------------------------------------------------------------------------------
Current deferred taxes:
  Accruals and reserves                      $  323,624     $  247,573
  Inventory capitalization                      257,326        235,722
  Bad debt reserves                             137,103         58,660
  Inventory write-off                                           48,021
  Other                                          47,458        104,235
                                             ----------     ----------
    Total*                                   $  765,511     $  694,211
                                             ----------     ----------
                                             ----------     ----------

Noncurrent deferred taxes:
  Property basis differences                 $ (377,800)    $ (335,300)
                                             ----------     ----------
                                             ----------     ----------

*Included in prepaid expenses and other on the consolidated balance sheets.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6.   LONG-TERM DEBT

Long-term debt at October 1, 1995 is summarized as follows:

Note payable, due in annual
  installments to 2002               $680,805
Less current portion                   52,344
                                    ---------
Total                                $628,461
                                    ---------
                                    ---------

Long-term debt maturities for the five fiscal years subsequent to 1995 are:
1996 - $52,344, 1997 - $56,008, 1998 - $59,928, 1999 - $89,123 and 2000 -
$95,362.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
7.   LEASES

The Company has various operating leases for land and buildings on which some of its operations are located. Total rental expense for the years ended October 1, 1995, October 2, 1994 and October 1, 1993 was $41,042, $87,196 and $33,632,
respectively. Future minimum lease payments due under operating leases with an initial term of one year or more at October 1, 1995 were: 1996 - $34,385; 1997
- $34,385; 1998 - $34,385; 1999 - $8,596.

8.   CONTINGENCIES

The Company is subject to various federal, state and local provisions regarding discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is currently defending certain legal and administrative proceedings in connection with landfill sites in which products distributed by the Company were ultimately disposed of by other parties. While the outcome of such matters is particularly difficult to predict, management does not expect that these matters will have a material adverse effect on the consolidated financial condition of the Company or results of operations.

During 1995, the Company had a fire in the office/warehouse of The Lynde Company, a wholly owned subsidiary. The building, inventory, financial records and office equipment destroyed in the fire were fully insured. Included in prepaids and other assets at October 1, 1995 the Company has $572,351 recorded for reimbursements due from the insurance company related to the items destroyed. Subsequent to October 1, 1995 this amount has been received from the insurance company. The Company's operations were not materially impacted by the event as operations were able to be relocated to other facilities.

The unusual and nonrecurring charge of $750,000 was recorded to cover estimated settlement costs to be incurred by the Company in connection with a lawsuit filed against the Company as a result of the fire. As of October 1, 1995, the Company had paid $335,000 in settlement costs related to the fire. At October 1, 1995, management estimates that the Company will incur additional costs related to the lawsuit. The remaining reserve represents managements best estimate of those additional costs.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9.  SUMMARY OF OPERATIONS BY QUARTER

(UNAUDITED -- in thousands of dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------
1995                                                   1st            2nd            3rd            4th
---------------------------------------------------------------------------------------------------------
Net sales                                            $16,494        $18,903        $26,519        $21,417
Gross margin                                           3,638          3,974          5,290          4,875
Income - Continuing operations                         1,173            898          1,898          1,755
Loss - Discontinued operations                           (57)          (334)
Net income                                             1,116            564          1,898          1,755
Earnings per share - Continuing operations               .12            .08            .18            .17
Earnings (loss) per share - Discontinued operations     (.01)          (.03)
Earnings per share - Net                                 .11            .05            .18            .17


---------------------------------------------------------------------------------------------------------
1994                                                   1st            2nd            3rd            4th
---------------------------------------------------------------------------------------------------------
Net sales                                            $14,192        $15,293        $22,556        $19,382
Gross margin                                           3,436          3,588          4,587          4,528
Income - Continuing operations                         1,089          1,104          1,465          1,387
Income (loss) - Discontinued operations                  (28)             5            112            (62)
Net income                                             1,061          1,109          1,577          1,325
Earnings per share - Continuing operations               .11            .10            .14            .13
Earnings (loss) per share - Discontinued operations                                    .01           (.01)
Earnings per share - Net                                 .11            .10            .15            .12

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10. ACQUISITIONS

Effective October 4, 1993, the Company acquired the assets of Industrial Chemical and Equipment Company, consisting primarily of receivables, inventory, and equipment for $2,502,430. Industrial Chemical and Equipment specializes in supplying chemicals, equipment and technical services to the metal finishing and electronic plating industries. The purchase price consisted of cash of $1,772,706 and a note for $729,724 payable in nine annual installments including 7% interest. The cash was paid and the note is payable to John Michel, the former owner of Industrial Chemical and Equipment and a current officer of the Company. The transaction was accounted for as a purchase and the results of operations since the date of acquisition have been included in the accompanying consolidated financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.  DISCONTINUED OPERATIONS

Effective March 1, 1995, the Company sold the inventory, equipment and operations of Tessman Seed, Inc., which sold a wide range of horticulture and pest control products. As a result of the sale, the Company recorded a loss on disposal of $321,166, net of a tax benefit of $214,200, to write down Tessman's assets to the amount realized.

Operating results of Tessman Seed, Inc., for the years ended October 1, 1995, October 2, 1994 and October 3, 1993 were as follows:

                            1995           1994           1993
                            ----           ----           ----
Operating revenues       $  931,105     $4,580,703     $5,037,319

Costs and expenses        1,047,510      4,535,180      5,603,294

The assets and liabilities of Tessman Seed have been reclassified on the consolidated balance sheets from their historic presentation to separately identify them as net assets of discontinued operations and principally consisted of accounts receivable, inventory, equipment and accounts payable. At October 1, 1995, there are no assets or liabilities related to Tessman Seed remaining.

The inventory, equipment and operations of Tessman were sold for $1,144,714. At closing Hawkins received $100,000 and a note receivable for the balance. The note receivable is due in equal annual installments over the next five years plus interest at 8%.

                                         HAWKINS CHEMICAL, INC. AND SUBSIDIARIES
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OVERALL SUMMARY

Net sales increased 17% to $83,332,624 in fiscal 1995 from $71,423,471 in fiscal 1994 (all amounts are exclusive of Tessman Seed, Inc., which was sold on March 1, 1995 and has been treated as discontinued operations), and net income increased 5% over 1994 to $5,332,792. Net earnings per share, after recording the loss for discontinued operations, were $.51 in fiscal 1995 compared to $.48 per share in fiscal 1994. Return on shareholders' equity was 14.6% for 1995, compared to 15.5% for 1994. The book value per share at October 1, 1995 was $3.62 compared to $3.30 one year ago.

RESULTS OF OPERATIONS

The general economic environment in our markets has improved slightly with the overall improvement in the economy. While this improvement had a favorable impact on earnings, management will continue to focus efforts on programs aimed at improving profitability and controlling costs.

NET SALES

For the year ended October 1, 1995, sales increased $11,909,153, a 17% increase from 1994, due to increased volume in all of the Company's divisions and subsidiaries and to an increase in the selling price of a single, large-volume product. The warmer weather again this past season continued to increase demand in our subsidiaries supplying the water treatment industry. For the year ended October 2, 1994 sales increased $10,509,896, up 17% from 1993, due to the acquisition of the business of Industrial Chemical & Equipment Company (ICE) on October 4, 1993 and to increased volume in most of the Company's divisions and subsidiaries as the warm weather increased demand for water treatment products. Because of the diversity of products and product lines of Hawkins Chemical and its divisions and subsidiaries, any future decreases in sales due to poor weather conditions should not have a material impact on consolidated operating income.

GROSS MARGINS

Gross margin as a percentage of sales was 21.3% in 1995 and 22.6% in 1994 and 1993. The decrease is mainly attributable to the increased cost of the single large-volume product mentioned above. At the end of fiscal 1993, the cost of this product dropped substantially, causing unusually high gross margins in 1993 and 1994. Gross margins for fiscal 1995 are now more in line with what they have been in the past. The price of the singe large-volume product is not expected to change dramatically in the foreseeable future and margins, therefore, are expected to remain relatively stable. The Company has also generally been able to, and expects to continue to, adjust its selling prices as the cost of materials and other expenses change, thereby maintaining relatively stable gross margins.

The Company's caustic soda operations are located on the Mississippi River, enabling the Company to receive caustic soda through barge transportation. When the river has flooded in the past, the Company has been able to receive caustic soda by tank cars. Although the use of tank cars has resulted in additional costs, results of operations have not been materially impacted. Based on this experience, the Company does not expect future flooding to have a material impact on the Company's financial condition or results of operations.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general, and administrative expenses increased over the previous year in each of the three fiscal years presented - up 3.9% for 1995, 28.5% for 1994 and 4.5% for 1993. The 1995 increase over 1994 is due mainly to increased costs of operation and approximates the inflation rate. Approximately one-half of the 1994 increase represents the added costs of the new Industrial Chemical &

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Equipment division, approximately one-third was due to increased employment costs (salaries, commissions, insurance, benefit plans, and payroll taxes) and the remainder was due to minor increases in all other components.

UNUSUAL AND NONRECURRING CHARGE

The unusual and nonrecurring charge of $750,000 was recorded in 1995 to cover settlement costs which may be incurred by the Company in connection with its defense of a lawsuit filed against the Company. The lawsuit alleges that the plaintiffs sustained damages resulting from a fire at an office/warehouse facility used by The Lynde Company, a wholly owned subsidiary of the Company. As of October 1, 1995, the Company had paid $335,000 in settlement and legal costs relating to the fire. Management expects to incur additional costs in future periods in connection with this suit. The remaining reserve represents management's best estimate of those additional costs.

The Company's primary and umbrella insurers have denied coverage of any liability which might arise in connection with this lawsuit and have rejected the tender of the defense of the lawsuit. The Company has commenced a lawsuit against its insurers, seeking a finding that the Company's liability exposure is covered by the applicable policies. This action is still in a preliminary stage and it is not possible to project what recovery, if any, may be obtained by the Company from its insurers.

OTHER INCOME

Interest income was up 62% in 1995 and 28% in 1994 as compared to the previous year due to more cash available for investment and a higher rate of return on cash investments. Interest income was up in 1993 (4%) as compared to 1992 due to more cash available for investments. Interest expense in 1995 and 1994 is the result of the Company issuing a note payable to the seller in connection with the acquisition of the assets of Industrial Chemical & Equipment Company. Other miscellaneous income (deductions) increased in 1995 as compared to 1994 and decreased in 1994 as compared to 1993 due to the loss on an investment and a decrease in rental income in 1994.

The Company is currently defending certain legal and administrative proceedings in connection with three landfill sites in which products distributed by the Company and certain excess materials were allegedly disposed of by the Company. While the outcome of such matters is particularly difficult to predict, recent developments lead management to reasonably believe that the Company will not incur additional liability with respect to the landfill sites beyond settlement payments made in previous periods.

PROVISIONS FOR INCOME TAXES

The effective income tax rate for the year ended October 1, 1995 was 39.7% and 40% for the years ended October 2, 1994 and October 3, 1993. The decrease in fiscal 1995 was due mainly to an increase in tax-free income on investments in municipal bonds. In February 1992, the Financial Accounting Standards Board issued Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). The Company adopted the statement as required in the beginning of fiscal 1994. The impact on the Company's financial position and results of operations was not material.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Inflation has not had a significant impact on the Company, as it has generally been able to adjust its selling prices as the cost of materials and other expenses have changed, with the exception of slight fluctuations caused by a single, large-volume product as described previously.

DISCONTINUED OPERATIONS

Effective March 1, 1995, the Company sold the inventory, equipment and operations of Tessman Seed. As a result of the transaction the Company recorded a loss on the disposal in the second quarter of $321,266, net of a tax benefit totaling $214,200, to write-down Tessman's assets to the amount realized. Revenues for Tessman were $931,105, $4,980,703 and $5,037,319 for fiscal 1995, 1994 and 1993, respectively. The income/(loss) for Tessman for the three periods presented was less than $.04 per share in each period.

FINANCIAL CONDITION

LIQUIDITY

Cash provided by operations was $8,812,004 in fiscal 1995, compared with $5,820,301 in 1994 and $6,385,152 in 1993. The increase in fiscal 1995 was due primarily to increases in accounts payable and net income, which were partially offset by increases in accounts receivable and net inventory. Accounts payable increased approximately $2.9 million due to the timing of year-end shipments and an increase in storage capacity. For a more detailed discussion of the increase in net income see the Results of Operations section of this discussion and analysis. Accounts receivable increased $1,002,452 in 1995 as compared to 1994 due to increased sales activity. Net inventories increased $819,368 in 1995 as compared to 1994. As with accounts payable, the increase in inventories is due to additional storage facilities, the timing of large barge shipments and the increased cost of a single large-volume product.

Cash and cash investments increased by $4,390,118 to $17,874,868 at the end of fiscal 1995. The Company is investing excess cash primarily in conservative investments. Cash equivalents consist of bank certificates of deposit and investments consist of investment contracts with high-rated, stable insurance companies and marketable securities consisting of municipal bonds carried at fair value which approximates cost. Cash equivalents and cash investments are highly liquid and are available upon demand with a minor penalty.

On March 1, 1995, the inventory, equipment and operations of the Company's Tessman Seed subsidiary was sold for $1,144,714. At closing Hawkins received $100,000 and a note receivable for the balance. The note receivable is due over the next five years plus interest at 8%.

CAPITAL RESOURCES

Capital expenditures in fiscal years 1995, 1994, and 1993 were $3,650,719, $1,762,952 and $1,333,177, respectively. Capital improvements and additions accounted for $2.2 million and transportation equipment accounted for $.8 million of the total capital expenditures in fiscal 1995. The improvements included a new 1.5 million gallon tank at the Company's Mississippi River terminal operations and a 15,000 square foot addition to the warehouse facilities at the Company's home offices in Minneapolis.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OUTLOOK

Management does not anticipate the need for stock or debt issuances in the short or long term, as cash, investments, and cash flows from operations have been more than adequate to fund working capital, capital investment and dividend needs. If the need for additional financing arises, however, management will consider issuance of debt or equity if such financing can be obtained on favorable terms. Although management continually looks for companies to acquire and for ways to modernize its warehouse facilities and equipment, no material commitments for acquisitions or capital expenditures currently exist.

Other than as discussed above, management is not aware of any matters or trends that have materially affected the results of operations for fiscal 1995 that are not expected to have either short or long-term implications, nor is it aware of any trends or other matters that have not materially affected results in fiscal 1995 but are expected to have a material effect on future periods.

ACCOUNTING PRONOUNCEMENTS

Effective October 3, 1994, the Company adopted Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires all investments classified as available-for-sale in equity securities that have readily determinable fair values and all investments in debt securities to be accounted for and reported at fair value. The adoption of SFAS No. 115 resulted in no cumulative effect on operations, and the prior years' consolidated financial statements were not restated.

The Financial Accounting Standards Board has issued two Financial Accounting Standards (FAS) related to Disclosures about the Fair Value of Financial Instruments and Derivative Financial Instruments. FAS 107 and 119 are effective for fiscal years ending after December 15, 1995. FAS 107 or 119 will not have a material impact on the Company's financial condition or results of operations.

In October 1995, the Financial Accounting Standards Board issued Financial Standard No. 123, "Accounting for Stock-Based Compensation," (FAS 123) which requires adoption of the disclosure provisions and/or the adoption of the recognition and measurement provisions for nonemployee transactions no later than December 15, 1995. The Company currently does not have any agreements that offer stock based compensation to either employees or non-employees.

                                                         SHAREHOLDER INFORMATION


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

QUARTERLY STOCK DATA

1995 Quarter        High             Low
------------    --------        --------
1st                6 5/8           5 7/8
2nd                7 1/2           5 7/8
3rd                7 1/2           6 1/4
4th                    8           6 7/8

1994 Quarter        High             Low
------------    --------        --------
1st                5 1/2           4 1/2
2nd                6 1/2           5 1/8
3rd                6 3/4               5
4th                6 1/2           5 1/4


The common stock of Hawkins Chemical, Inc. is quoted on the NASDAQ National Market System. The price information represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 868 common shareholder accounts on October 1, 1995. The prices are adjusted to reflect the 10% stock dividend that occurred on March 31, 1995 and the 5% stock dividend on March 25, 1994. A cash dividend of $.14 per share was paid during the third quarter of fiscal 1995, and $.12 per share was paid during the third quarter of fiscal 1994. A cash dividend of $.07 per share was declared in the fourth quarter of fiscal 1995 and paid in the first quarter of fiscal 1996 (see Note 1).


STOCK EXCHANGE

Hawkins Chemical, Inc. common stock is traded on the NASDAQ National Market System under the symbol HWKN.


FORM 10-K AVAILABLE

Hawkins Chemical, Inc. will provide to each person whose proxy is solicited, upon the written request by such person, a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial statements and schedules. Such request should be directed to Hawkins Chemical, Inc., Attention: Corporate Secretary, 3100 East Hennepin Avenue, Minneapolis, Minnesota 55413.


REGISTRAR AND TRANSFER AGENT

Norwest Shareowner Services
P.O. Box 64854
St. Paul, MN  55164-0854
(800) 468-9716
(612) 450-4064


CORPORATE OFFICES

3100 East Hennepin Avenue
Minneapolis, Minnesota 55413
(800) 328-5460
(612) 331-6910


ANNUAL MEETING

The annual meeting of the shareholders of Hawkins Chemical, Inc. will be held February 7, 1996, at the Sheraton Minneapolis Metrodome, 1330 Industrial Boulevard, Minneapolis, Minnesota, at 3:00 p.m.

                                  SCHEDULE II

                    HAWKINS CHEMICAL, INC. AND SUBSIDIARIES


                       VALUATION AND QUALIFYING ACCOUNTS
   FOR THE YEARS ENDED OCTOBER 1, 1995, October 2, 1994 AND OCTOBER 3, 1993


                                                    ADDITIONS
                                           ---------------------------
                                BALANCE AT        CHARGED TO            CHARGED TO                           BALANCE AT
                               BEGINNING OF        COSTS AND              OTHER              DEDUCTIONS        END OF
DESCRIPTION                       YEAR             EXPENSES              ACCOUNTS            WRITE-OFFS         YEAR
------------------------------------------------------------------------------------------------------------------------
Reserve deducted from
 asset to which it
 applies - allowance
 for doubtful accounts:

YEAR ENDED:
 October 1, 1995                $115,661            $200,499           $62,879               $31,168            $347,871
                                ----------------------------------------------------------------------------------------
                                ----------------------------------------------------------------------------------------
YEAR ENDED:
  October 2, 1994               $ 92,269            $ 91,610           $                     $48,218            $115,661
                                ----------------------------------------------------------------------------------------
                                ----------------------------------------------------------------------------------------

YEAR ENDED:
  October 3, 1993               $ 51,237            $ 40,131           $                     $ 5,099            $ 92,269
                                ----------------------------------------------------------------------------------------
                                ----------------------------------------------------------------------------------------



Reserve deducted from
 asset to which it
 applies - allowance
 for inventory market
 valuation:

YEAR ENDED:
  October 1, 1995             $                      $                  $                 $                    $
                              ------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------
YEAR ENDED:
  October 2, 1994             $1,470,000             $                  $                 $1,470,000          $
                              ------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------
YEAR ENDED:
  October 3, 1993             $                   $1,470,000            $                  $                  $1,470,000
                              ------------------------------------------------------------------------------------------
                              ------------------------------------------------------------------------------------------
