Form 10-K, Exhibit 13
period 1996-09-29
HAWKINS CHEMICAL INC
filed 1996-12-30
CIK 46250

                          CONSOLIDATED FINANCIAL INFORMATION

Consolidated Balance Sheets                                             11

Consolidated Statements of Income and Retained Earnings                 12

Consolidated Statements of Cash Flows                                   13

Notes to Consolidated Financial Statements                           14-16

Independent Auditors' Report                                            17

Management's Discussion and Analysis of
Results of Operations and Financial Condition                        18-21

Selected Financial Data                                                 22

Securities Market Makers                                                22

Quarterly Financial Data                                                22

100 Shares Growth                                                       22

Officers and Board of Directors                                         23

Shareholder Information                                                 24


                     10  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                              CONSOLIDATED BALANCE SHEETS

                                                                             SEPTEMBER 29,     October 1,
                                                                                      1996           1995
---------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                  $ 8,932,125    $ 9,906,107
   Investments (fair value approximates cost)                                  10,504,603      7,968,761
   Trade receivables - less allowance for doubtful
    accounts:  1996, $344,002; 1995, $347,871                                   9,740,285     10,512,260
   Notes receivable                                                               170,988        208,943
   Inventories                                                                  8,584,034      8,663,959
   Prepaid expenses and other                                                     924,457      1,647,660
---------------------------------------------------------------------------------------------------------
   Total Current Assets                                                        38,856,492     38,907,690

PROPERTY, PLANT AND EQUIPMENT
   Land                                                                           673,733        639,368
   Buildings and improvements                                                  13,242,152     11,551,741
   Machinery and equipment                                                      4,392,562      3,995,496
   Transportation equipment                                                     4,803,768      4,395,306
   Office furniture and equipment                                               1,471,737      1,399,789
---------------------------------------------------------------------------------------------------------
                                                                               24,583,952     21,981,700
   Less accumulated depreciation                                               11,396,274     10,542,805
---------------------------------------------------------------------------------------------------------
  Property, Plant and Equipment, net                                           13,187,678     11,438,895

OTHER ASSETS
   Intangible assets - less accumulated
    amortization: 1996, $307,602; 1995, $242,805                                  817,559        882,356
   Insurance trust                                                              1,670,132      1,598,219
   Notes receivable - noncurrent                                                1,797,707        715,045
   Other                                                                          157,788        148,609
---------------------------------------------------------------------------------------------------------
   Total Other Assets                                                           4,443,186      3,344,229
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                  $56,487,356    $53,690,814
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable - trade                                                  $  6,709,434   $  8,691,204
   Current portion of long-term debt                                               56,008         52,344
   Dividends payable                                                              884,135        736,804
   Accrued payroll and employee benefits                                        2,617,670      2,117,478
   Container deposits                                                           1,684,362      1,633,359
   Other accruals                                                                 521,362      1,334,742
---------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                   12,472,971     14,565,931

LONG-TERM DEBT                                                                    572,453        628,461

DEFERRED INCOME TAXES                                                             426,800        377,800

COMMITMENTS AND CONTINGENCIES (NOTES 6, 7 AND 8)

SHAREHOLDERS' EQUITY
   Common stock - authorized: 15,000,000 shares of $.05 par value;
   issued: 1996 - 11,051,690 shares; 1995 - 10,525,772 shares                     552,585        526,289
   Additional paid-in capital                                                  38,679,630     34,235,623

   Retained earnings                                                            3,782,917      3,356,710
---------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                  43,015,132     38,118,622
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $56,487,356    $53,690,814
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          11  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                              SEPTEMBER 29,   October 1,     October 2,
                                                                                   1996           1995           1994
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     $80,886,062    $83,332,624    $71,423,471
Cost of sales                                                                  62,789,554     65,555,938     55,284,721
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                   18,096,508     17,776,686     16,138,750
--------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    8,853,319      8,580,805      8,259,281
Unusual and nonrecurring                                                                         750,000
--------------------------------------------------------------------------------------------------------------------------
Income from operations                                                          9,243,189      8,445,881      7,879,469
--------------------------------------------------------------------------------------------------------------------------
Other income (deductions)
  Interest income                                                                 995,012        930,580        575,731
  Interest expense                                                                (53,170)       (55,341)       (67,135)
  Miscellaneous                                                                   262,020        167,243         19,545
--------------------------------------------------------------------------------------------------------------------------
   Total other income, net                                                      1,203,862      1,042,482        528,141
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                          10,447,051      9,488,363      8,407,610
--------------------------------------------------------------------------------------------------------------------------
Provision for income taxes from continuing operations                           3,970,641      3,764,400      3,363,200
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                               6,476,410      5,723,963      5,044,410
--------------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations of Tessman Seed, Inc.(less applicable
    income taxes (benefits) of ($46,500) and $18,200, respectively)                              (69,905)        27,323
   Loss on disposal of assets of Tessman Seed, Inc. (less applicable
    income tax benefit of $214,200)                                                             (321,266)
--------------------------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                                                      (391,171)        27,323
--------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      6,476,410      5,332,792      5,071,733
--------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of year                                            3,356,710      7,424,930      6,593,703
Stock dividend                                                                 (4,470,303)    (7,413,464)    (3,073,505)
Cash dividend (1996 - $.16 per share;
 1995 - $.20 per share; 1994 - $.12 per share)                                 (1,729,200)    (2,174,448)    (1,278,164)
Income tax savings from dividends paid on ESOP shares                             149,300        186,900        111,163
--------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                                                $ 3,782,917    $ 3,356,710    $ 7,424,930
--------------------------------------------------------------------------------------------------------------------------
Weighted Average Number of Shares Outstanding                                  11,051,690     11,051,690     11,051,690
--------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
   Continuing operations                                                             $.59           $.52           $.46
   Discontinued operations                                                                          (.04)
   Net                                                                               $.59           $.48           $.46
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

               12  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             SEPTEMBER 29,     October 1,     October 2,
                                                                                      1996           1995           1994
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                  $6,476,410     $5,332,792     $5,071,733
   Loss on disposal of assets of Tessman Seed, Inc.                                              321,266
   Loss (gain) on discontinued operations of Tessman Seed, Inc.                                   69,905        (27,323)
   Unusual and nonrecurring charge                                                               415,000
   Reconciliation to cash flows:
     Depreciation                                                               1,412,431      1,303,981      1,194,054
     Amortization                                                                  64,797         64,797         64,797
     Change in LIFO inventory reserve                                            (469,622)       852,658      2,125,188
     Change in inventory market value reserve                                                                (1,470,000)
     Deferred income taxes                                                        230,511        (28,800)       603,312
     Earnings on insurance trust and other assets                                 (81,093)       (82,036)       (80,755)
     Gain (loss) from property disposals                                         (160,212)        (4,821)        20,294
     Changes in operating accounts providing/(requiring) cash:
      Accounts receivable                                                         771,975     (1,002,452)      (809,851)
      Inventories                                                                 549,547     (1,672,026)    (2,476,256)
      Accounts payable                                                         (1,981,770)     2,944,584      1,108,147
      Accrued liabilities                                                        (262,185)       280,617        217,820
      Other                                                                       690,994        (49,627)      (367,043)
      Change in net assets of discontinued operations                                             66,166        646,184
--------------------------------------------------------------------------------------------------------------------------
   Net Cash Provided by Operating Activities                                    7,241,783      8,812,004      5,820,301
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to property, plant, and equipment                                 (4,299,071)    (3,650,719)    (1,762,952)
   Purchase of investments                                                     (3,183,787)    (2,282,044)    (3,657,533)
   Sale of investments                                                            647,945        890,026
   Acquisition of Industrial Chemical                                                                        (1,772,706)
   Proceeds from property disposals                                               198,069        494,670         39,481
   Cash received on sale of assets and business of Tessman Seed, Inc.                            220,726
   Payments received on notes receivable                                           55,293
--------------------------------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                                       (6,581,551)    (4,327,341)    (7,153,710)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Debt repayment                                                                 (52,344)       (48,919)
   Cash dividends paid                                                         (1,581,870)    (1,437,644)    (1,278,164)
--------------------------------------------------------------------------------------------------------------------------
   Net Cash Used in Financing Activities                                       (1,634,214)    (1,486,563)    (1,278,164)
--------------------------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents                             (973,982)     2,998,100     (2,611,573)
Cash and Cash Equivalents at Beginning of Year                                  9,906,107      6,908,007      9,519,580
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $8,932,125     $9,906,107     $6,908,007
--------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Note receivable on sale of Tessman Seed, Inc.                                              $1,044,714

   Note receivable on sale of land and building                                $1,100,000

   Cash paid during the year for:
       Interest                                                                   $56,834        $58,389        $16,054

       Income taxes                                                            $3,942,596     $2,717,611     $3,461,361
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     13  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS
AND SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS - Hawkins Chemical, Inc. and its subsidiaries are engaged in the wholesale trade of chemicals and chemical feeding and control equipment and the formulating and blending of specialty chemicals.

BASIS OF CONSOLIDATION - The financial statements include the consolidated accounts of Hawkins Chemical, Inc. and its wholly owned subsidiaries (the Company). All significant inter-company transactions and balances have been eliminated. The Company's fiscal year is a 52/53-week year ending on the Sunday closest to September 30.

CASH EQUIVALENTS - For the purpose of these statements, cash equivalents include all liquid debt instruments (primarily cash funds and certificates of deposits) purchased with an original maturity of three months or less. Cash equivalents are carried at fair value, which approximates cost.

INVESTMENTS - Investments classified as available-for-sale consist of insurance contracts and marketable securities (primarily municipal bonds and annuity contracts) carried at fair value which approximates cost.

Effective October 3, 1994, the Company adopted Statement of Financial Accounting Standards SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires all investments classified as available-for-sale in equity securities that have readily determinable fair values and all investments in debt securities to be accounted for and reported at fair value. Prior to 1995, the Company accounted for investments at lower of cost or market which approximated fair value. The adoption of SFAS No. 115 resulted in no cumulative effect on operations, and the prior years' consolidated financial statements were not restated.

INVENTORIES - Inventories, consisting primarily of finished goods, are valued at the lower of cost or net realizable value, with cost being determined using the last-in, first-out (LIFO) method for Hawkins Chemical, Inc. and most subsidiaries. The majority of the inventories for two subsidiaries are valued using the first-in, first-out (FIFO) cost method (see Note 3).

PROPERTY, PLANT AND EQUIPMENT - Property is stated at cost and depreciated over the lives of the assets using both straight-line and declining-balance methods. Estimated lives are: 10 to 50 years for buildings and improvements; 3 to 15 years for machinery and equipment; 3 to 10 years for transportation equipment; and 3 to 10 years for office furniture and equipment.

INTANGIBLES - The excess of cost of investments in subsidiaries over equity in net assets of $245,145 is being amortized over forty years. Additionally, goodwill associated with the purchase of Industrial Chemical & Equipment in the amount of $880,016 is being amortized over 15 years.

INSURANCE TRUST - From October 1, 1985 through September 30, 1989, the Company was self-insured for the risk of losses from product liability. The Company deposited amounts in a self-insurance trust account to fund any losses (none have been incurred since 1985). Since October 1989, the Company has had insurance coverage for product liability for up to $1,000,000 in claims made annually.

INCOME TAXES - The Company adopted Financial Accounting Standards SFAS No. 109, "Accounting for Income Taxes," effective the beginning of fiscal 1994. This statement requires recognition of deferred assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

REVENUE RECOGNITION - The Company recognizes revenues upon shipment of the product.

EARNINGS PER SHARE - The earnings per share computation is based on the weighted average number of common shares outstanding during the year. The average number of common shares, earnings per share and cash dividends per share for the years ended October 1, 1995 and October 2, 1994 have been restated to reflect the 1996 stock dividend (see Note 4).

CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, short-term investments and trade receivables. The Company sells its principal products to a large number of customers in many different industries. To reduce credit risk, the Company routinely assesses the financial strength of its customers. The Company invests its excess cash balances in certificates of deposit at a single financial institution. At September 29, 1996, the Company had certificates of deposits in excess of federally insured limits of approximately $5,864,000.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RISK AND UNCERTAINTIES - There are no concentrations of business transacted with a particular customer or supplier nor concentrations of revenue from a particular service or geographic area that would severely impact the Company in the near term.

ACCOUNTING PRONOUNCEMENTS - In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions and/or the adoption of the recognition and measurement provisions for nonemployee transactions no later than December 15, 1995. The Company does not believe the adoption of SFAS No. 123 will have a material impact on the financial statements.
In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." The statement is effective for fiscal years beginning after December 15, 1996.
While the Company is currently defending certain legal and administrative proceedings in connection with landfill sites in which products distributed by the Company were ultimately disposed of by other parties (see Note 8), management does not believe this statement will have a significant impact on the financial statements.


                      14 HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PENSION, PROFIT-SHARING
AND EMPLOYEE STOCKOWNERSHIP PLANS
The Company has a defined contribution pension plan covering substantially all of its non-union employees. Pension expense for the years ended September 29, 1996, October 1, 1995 and October 2, 1994 was $425,398, $363,498 and $331,990,
respectively. The Company's cost for the pension plan is determined as 7% of each employee's covered compensation. Amounts charged to pension expense and contributed to union multi-employer pension plans (not included in the above amounts) were not material. It is the Company's policy to fund all pension costs accrued.

The Company has an employee stock ownership plan and a profit-sharing plan covering substantially all of its non-union employees. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. Contributions for the years ended September 29, 1996, October 1, 1995 and October 2, 1994 were $824,955, $793,244 and $740,379, respectively. The Company does not currently offer any post-retirement benefits or deferred stock compensation plans.

NOTE 3 - INVENTORIES

Inventories consist of the following:

                                    9/29/96        10/1/95
-------------------------------------------------------------
Finished goods (FIFO Basis)      $ 9,957,665    $10,507,212
LIFO reserve                      (1,373,631)    (1,843,253)
-------------------------------------------------------------
Net inventory                    $ 8,584,034    $ 8,663,959
-------------------------------------------------------------

Inventories valued under the LIFO method were approximately $7,652,000 and $7,736,000, respectively. The balance of the inventory was valued under the FIFO method.

In fiscal 1996, the LIFO reserve decreased by $469,622. As a result, the ending LIFO cost was less than the ending cost determined using the first-in, first-out
(FIFO) method by $1,373,631. The decrease in the LIFO reserve was caused by a significant decrease in the cost of a single, large-volume component of inventory. One of the Company's subsidiaries liquidated LIFO inventory layers that were at lower costs than current costs. The impact of the liquidation on cost of sales was approximately $25,000.

NOTE 4 - COMMON STOCK
                                     Common Stock         Add'l Paid-in
                                 Shares         Amount       Capital
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Balance, October 3, 1993      9,113,862     $  455,693    $23,819,250
5% stock dividend               455,334         22,767      3,050,738
-----------------------------------------------------------------------
Balance, October 2, 1994      9,569,196        478,460     26,869,988
10% stock dividend              956,576         47,829      7,365,635
-----------------------------------------------------------------------
Balance, October 1, 1995     10,525,772        526,289     34,235,623
5% stock dividend               525,918         26,296      4,444,007
-----------------------------------------------------------------------
Balance, September 29,1996   11,051,690     $  552,585    $38,679,630
-----------------------------------------------------------------------
-----------------------------------------------------------------------

The stock dividends in 1996, 1995 and 1994 were accounted for by transferring the fair value of the issued stock from retained earnings to the categories of permanent capitalization as common stock (par value) and additional paid-in capital.


NOTE 5 - INCOME TAXES

The provisions for income taxes are as follows:

                                        1996           1995           1994
Continuing Operations:
Federal - current                 $3,011,755     $2,972,203     $2,040,755
States - current                     799,010        820,997        719,133
Deferred                             159,876        (28,800)       603,312
----------------------------------------------------------------------------
Total (benefit) provision         $3,970,641     $3,764,400     $3,363,200
----------------------------------------------------------------------------
Discontinued Operations:
Federal - current                                 $(190,300)       $13,300
States - current                                    (70,400)         4,900
----------------------------------------------------------------------------
Total (benefit) provision                         $(260,700)       $18,200
----------------------------------------------------------------------------


A reconciliation of the provision for income taxes, based on income from continuing operations, to the applicable federal statutory income tax rate is as follows:
                                        1996           1995           1994
----------------------------------------------------------------------------
Statutory federal income tax (35%)$3,656,468     $3,320,927     $2,942,663
Effect of graduated rate            (104,471)       (94,884)       (84,076)
State income taxes, net of
 federal deduction                   549,531        520,955        380,829
Tax-exempt income                    (97,325)       (90,925)       (28,610)
Other, net                           (33,562)       108,327        152,394
----------------------------------------------------------------------------
  Total                           $3,970,641     $3,764,400     $3,363,200
----------------------------------------------------------------------------


The tax effects of items comprising the Company's net deferred tax asset (liability) are as follows:

                                        1996           1995
----------------------------------------------------------------------------
Current deferred taxes:
 Accruals and reserves             $ 160,255     $  323,624
 Inventory capitalization            274,369        257,326
 Bad debt reserves                   127,578        137,103
 Other                                21,798         47,458
----------------------------------------------------------------------------
  Total*                          $  584,000     $  765,511
----------------------------------------------------------------------------

Noncurrent deferred taxes:
 Property basis differences       $ (426,800)     $(377,800)

*Included in prepaid expenses and other on the consolidated balance sheets.


                      15 HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LONG-TERM DEBT
Long-term debt at September 29, 1996 and October 1, 1995 is summarized as follows:

                                        1996           1995
    Note payable, due in
    annual installments to 2002    $ 628,461     $  680,805
    Less current portion              56,008         52,344
    -------------------------------------------------------
    Total                          $ 572,453     $  628,461
    -------------------------------------------------------

Long-term debt maturities for the five fiscal years subsequent to 1996 are:
1997 - $56,008, 1998 - $59,928, 1999 - $89,123, 2000 - $95,362, 2001 - $102,037,
and thereafter $226,003.

NOTE 7 - LEASES
The Company has various operating leases for land and buildings on which some of its operations are located. Total rental expense for the years ended September 29, 1996, October 1, 1995 and October 2, 1994 was $60,955, $41,042 and $87,196,
respectively. Future minimum lease payments due under operating leases with an initial term of one year or more at September 29, 1996 were: 1997 - $34,385; 1998 - $34,385; 1999 - $8,596.

NOTE 8 - CONTINGENCIES
The Company is subject to various federal, state and local provisions regarding discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is currently defending certain legal and administrative proceedings in connection with landfill sites in which products distributed by the Company were ultimately disposed of by other parties. While the outcome of such matters is particularly difficult to predict, management does not expect that these matters will have a material adverse effect on the consolidated financial condition of the Company or results of operations.

During 1995, the Company had a fire in the office/warehouse of The Lynde Company, a wholly owned subsidiary. The building, inventory, financial records and office equipment destroyed in the fire were fully insured. Included in prepaids and other assets at October 1, 1995 the Company had $572,351 recorded for reimbursements due from the insurance company related to the items destroyed. Subsequent to October 1, 1995 this amount has been received from the insurance company. The Company's operations were not materially impacted by the event as operations were able to be relocated to other facilities.

The unusual and nonrecurring charge of $750,000 was recorded in 1995 to cover estimated settlement costs to be incurred by the Company in connection with a lawsuit filed against the Company as a result of the fire. As of September 29, 1996, the Company had paid $626,800 in settlement and legal costs related to the fire. At September 29, 1996, management estimates that the Company will incur additional costs related to the lawsuit. The remaining reserve represents management's best estimate of those additional costs. Based on two favorable lower court rulings, management believes that all or a portion of the settlement costs incurred to date related to the Lynde fire may be recoverable from their insurers. The Company's insurers have indicated that they intend to appeal the lower courts' decisions to the Eighth Circuit Court of Appeals. It is not possible, therefore, to determine at this time what recovery, if any, may be obtained by the Company and no amount has been recorded at September 29, 1996.


NOTE 9 - DISCONTINUED OPERATIONS
Effective March 1, 1995, the Company sold the inventory, equipment and operations of Tessman Seed, Inc., which sold a wide range of horticulture and pest control products. As a result of the sale, the Company recorded a loss on the disposal of $321,166, net of a tax benefit of $214,200, to write down Tessman's assets to the amount realized.

Operating results of Tessman Seed, Inc., for the years ended October 1, 1995 and October 2, 1994 were as follows:

                                       1995          1994
                                       ----          ----
Operating revenues                  $931,105     $4,580,703

Costs and expenses                 1,047,510      4,535,180

At October 1, 1995, there were no assets or liabilities related to Tessman Seed remaining.

The inventory, equipment and operations of Tessman were sold for $1,144,714. At closing Hawkins received $100,000 and a note receivable for the balance (see
Note 10).

NOTE 10 - NOTES RECEIVABLE
At September 29, 1996 and October 1, 1995, the net balances outstanding on the note receivable from the sale of Tessman Seed was $883,988 and $923,988, respectively. On March 1, 1996, the balance of the note receivable was refinanced at the request of the borrower. The note receivable is currently due in ten equal installments of $146,466 with interest at 8%.

During 1996, the Company sold the building that was formerly rented to the Company's discontinued subsidiary (see Note 9). The Company realized a gain of $142,028 on the sale. The Company received a $1,100,000 note receivable and cash of $108,188 at the time of the sale. The note receivable is secured by the building and is due in monthly installments of $9,201 including interest at 8% through January 1, 2004, when the remaining balance of $849,985 is due. At September 29, 1996, the balance outstanding was $1,084,706.


                      16 HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                             INDEPENDENT AUDITORS' REPORT





To the Shareholders of Hawkins Chemical, Inc.:

We have audited the accompanying consolidated balance sheets of Hawkins Chemical, Inc. and its subsidiaries (the Company) as of September 29, 1996 and October 1, 1995 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended September 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hawkins Chemical, Inc. and its subsidiaries at September 29, 1996 and October 1, 1995 and the results of their operations and their cash flows for each of the three years in the period ended September 29, 1996 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 3, 1996


                      17 HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

       THE INFORMATION CONTAINED IN THIS ANNUAL REPORT INCLUDES FORWARD-LOOKING STATEMENTS AS DEFINED IN SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING DEMAND FROM MAJOR CUSTOMERS, COMPETITION, CHANGES IN PRODUCT OR CUSTOMER MIX OR REVENUES, CHANGES IN PRODUCT COSTS AND OPERATING EXPENSES, AND OTHER FACTORS DISCLOSED THROUGHOUT THIS ANNUAL REPORT AND THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ACTUAL RESULTS THAT THE COMPANY ACHIEVES MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE ANY FORWARD-LOOKING STATEMENT IN ORDER TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE OF THIS REPORT. READERS ARE URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES MADE BY THE COMPANY IN THIS REPORT AND IN THE COMPANY'S OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ATTEMPT TO ADVISE INTERESTED PARTIES OF THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERALL SUMMARY
Net sales in fiscal 1996 decreased 2.9% to $80,886,062 from $83,332,624 in fiscal 1995 (exclusive of Tessman Seed, Inc., which was sold on March 1, 1995 and treated as discontinued operations). Net income in fiscal 1996 increased 21.4% to $6,476,410 from $5,332,792 in fiscal 1995. Net earnings per share in fiscal 1996 were $.59 compared to $.48 per share in fiscal 1995 (1995 includes a loss of $.04 per share from the sale of Tessman Seed). Return on shareholders' equity was 16.0% for 1996, compared to 14.6% for 1995. The book value per share at September 29, 1996 was $3.89 compared to $3.45 one year ago.

RESULTS OF OPERATIONS
The general economic environment in our markets has improved slightly with the overall improvement in the economy. While this improvement had a favorable impact on earnings, management will continue to focus efforts on programs aimed at improving profitability and controlling costs.

NET SALES
For the year ended September 29, 1996, sales decreased $2,446,562, a 2.9% decrease from 1995, due mainly to management's decision to discontinue sales to mass merchandisers by The Lynde Company subsidiary, as that business involved high volumes and high inventory levels with a low and decreasing profit margin. Also contributing to the sales decrease was a slight decrease in the selling price of a single, large-volume product and extremely cold weather conditions during the second quarter of this fiscal year, which caused some customers to have limited operations or to close down temporarily, thereby decreasing their volumes. The above decreases were partially offset by volume increases in most of the Company's divisions and subsidiaries.

For the year ended October 1, 1995, sales increased $11,909,153, a 17% increase from 1994, due to increased volumes in all of the Company's divisions and subsidiaries and to an increase in the selling price of the same single, large-volume product mentioned above, which is normally subject to price fluctuations. Also contributing to the sales increase was the warmer weather, which increased the demand in the Company's subsidiaries supplying the water treatment industry. Because of the diversity of products and product lines of Hawkins Chemical, Inc. and its divisions and subsidiaries, any future decreases in sales due to adverse weather conditions should not have a material impact on consolidated operating income.

GROSS MARGINS
Gross margin, as a percentage of sales, was 22.4% in 1996, 21.3% in 1995 and 22.6% in 1994. The 1996 increase was due mainly to discontinuing the lower margin sales to mass merchandisers previously mentioned and, to a lesser extent, better profit margins on a few product lines. The 1995 decrease from 1994 was mainly attributable to the increased cost of the single, large-vol-


                     18  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

ume product mentioned above. The price of the single, large-volume product is not expected to change dramatically in the foreseeable future and margins, therefore, are expected to remain relatively stable. The Company has also generally been able to, and expects to continue to, adjust its selling prices as the cost of materials and other expenses change, thereby maintaining relatively stable gross margins.

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

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general, and administrative expenses increased 3.2% and 3.9% in 1996 and 1995, respectively. The 1996 and 1995 increases over the previous year were due mainly to increased costs of operation and approximates the inflation rate.

UNUSUAL AND NONRECURRING CHARGE
The unusual and nonrecurring charge of $750,000 was recorded in 1995 to cover settlement costs which may be incurred by the Company in connection with its defense of a lawsuit filed against the Company. The lawsuit alleges that the plaintiffs sustained damages resulting from a fire at an office/warehouse facility used by The Lynde Company, a wholly owned subsidiary of the Company.
As of September 29, 1996, the Company had paid $626,800 in settlement and legal costs relating to the fire. Management expects to incur additional legal and settlement costs in future periods in connection with this suit. The remaining reserve represents management's best estimate of those additional costs. Management believes that all or a portion of the costs associated with this suit may be recoverable from the Company's insurers. It is possible, however, that future developments may make additional reserves prudent and necessary in future periods.

The Company's primary and umbrella insurers have denied coverage of any liability which might arise in connection with this lawsuit and have rejected the tender of the defense of the lawsuit. The Company has commenced lawsuits against its insurers, seeking a finding that the Company's liability exposure and defense costs are covered by the applicable policies. During the summer of 1996, the federal magistrate hearing the cases found in favor of the Company on the issue of indemnification with respect to both insurers. The insurers subsequently moved for review of the magistrate's decision by the Federal District Court, which affirmed the magistrate's decisions in their entirety on October 7, 1996. The insurers have indicated that they intend to appeal the District Court's decision to the Eighth Circuit Court of Appeals. It is not possible, therefore, to determine at this time what recovery, if any, may be obtained by the Company.

OTHER INCOME
Interest income was up 7% in 1996 as compared to 1995 due to more cash available for investment. Interest income was up 62% in 1995 as compared to 1994 due to more cash available for investment and a higher rate of return on cash investments. Interest expense decreased in 1996 and 1995 as compared to the previous year. Most of the interest expense is the result of the Company issuing a note payable to the seller in connection with the acquisition of the assets of Industrial Chemical & Equipment Company. Other miscellaneous income (deductions) increased in 1996 as compared to 1995 due to the gain on the sale of a building that the Company no longer needed. The 1995 increase over 1994 was due to the loss on an investment and a decrease in rental income.

The Company is currently defending certain legal and administrative proceedings in connection with three landfill sites in which products distributed by the Company and certain excess materials were allegedly disposed of by the Company. While the outcome of


                     19  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

such matters is particularly difficult to predict, recent developments lead management to reasonably believe that the Company will not incur additional liability with respect to the landfill sites beyond settlement payments made in previous periods.

PROVISION FOR INCOME TAXES
The effective income tax rate was 38.0% for the year ended September 29, 1996, 39.7% for the year ended October 1, 1995 and 40% for the year ended October 2, 1994. The decreases are due mainly to an increase in tax-free income on investments in municipal bonds.

INFLATION
Inflation has not had a significant impact on the Company, as selling prices have generally been adjusted as the cost of materials and other expenses have changed. On occasion, however, slight fluctuations in the cost of the single, large-volume product described above have not been reflected in the selling price of that product.

DISCONTINUED OPERATIONS
Effective March 1, 1995, the Company sold the inventory, equipment and operations of Tessman Seed. As a result of the sale transaction, the Company recorded a loss on the disposal in the second quarter of 1995 of $321,266, net of a tax benefit totaling $214,200, to writedown Tessman's assets to the amount realized. Revenues for Tessman were $931,105 and $4,980,703 for fiscal 1995 and 1994, respectively.

FINANCIAL CONDITION

LIQUIDITY
Cash provided by operations in fiscal 1996 was $7,241,783 compared with $8,812,004 in fiscal 1995 and $5,820,301 in 1994. The decrease in fiscal 1996, as compared to 1995, was due primarily to decreases in accounts payable related to differences in timing of cash payments related to year-end purchases, which was partially offset by an increase in cash collections related to trade receivables.

The increase in cash provided by operations in fiscal 1995 over 1994 was due primarily to increases in accounts payable and net income, which were partially offset by increases in accounts receivable and net inventory. For a more detailed discussion of the increase in net income, see the Results of Operations section of this discussion and analysis. Accounts receivable decreased in 1996 as compared to 1995 due to a decrease in sales dollars.

Cash and cash investments increased by $1,561,860 to $19,436,728 at the end of fiscal 1996. The Company is investing excess cash primarily in conservative investments. Cash equivalents consist of bank certificates of deposit and investments consist of investment contracts with high-rated, stable insurance companies and marketable securities consisting of municipal bonds carried at fair value which approximates cost. Cash equivalents and cash investments are highly liquid and are available upon demand with a minor penalty.

On March 1, 1995, the inventory, equipment and operations of the Company's Tessman Seed subsidiary was sold for $1,144,714. At closing Hawkins received $100,000 and a note receivable for the balance. The note receivable is due over the next ten years plus interest at 8%.

CAPITAL RESOURCES
Capital expenditures in fiscal years 1996, 1995 and 1994 were $4,299,071, $3,650,719 and $1,762,952, respectively. Building improvements and additions accounted for $2.9 million and transportation equipment accounted for $.8 million of the total capital expenditures in fiscal 1996. The building additions included a new 1.5 million gallon storage tank at the Company's Mississippi River terminal operations and installing sprinkling systems in the warehouses at the Minneapolis location.

OUTLOOK
Management does not anticipate the need for stock or debt issuances in the short or long term, as cash, investments, and cash flows from operations have been more


                     20  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Other than as discussed above, management is not aware of any matters or trends that have materially affected the results of operations for fiscal 1996 that are not expected to have either short or long-term implications, nor is it aware of any trends or other matters that have not materially affected results in fiscal 1996 but are expected to have a material effect on future periods.

ACCOUNTING PRONOUNCEMENTS
Effective October 3, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires all investments classified as available-for-sale in equity securities that have readily determinable fair values and all investments in debt securities to be accounted for and reported at fair value. The adoption of SFAS No. 115 resulted in no cumulative effect on results of operations, and the prior years' consolidated financial statements were not restated.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions and/or the adoption of the recognition and measurement provisions for nonemployee transactions no later than December 15, 1995. The Company currently does not expect the adoption of SFAS No. 123 to have a material impact on the financial statements.

In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." The statement is effective for fiscal years beginning after December 15, 1996.
While the Company is currently defending certain legal and administrative proceedings in connection with landfill sites in which products distributed by the Company were ultimately disposed of by other parties (see Note 8), management does not believe this statement will have a significant impact on the financial statements.



                      21 HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                                                           SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------------------------------------------------
Year Ended September                               1996           1995           1994           1993           1992
-------------------------------------------------------------------------------------------------------------------------
Sales from continuing operations              $  80,886,062  $  83,332,624  $  71,423,471  $  60,913,575  $  57,675,805
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                 6,476,410      5,723,963      5,044,410      4,793,064      4,056,931
Earnings per common share
  from continuing operations                            .59            .52            .46            .43            .37
--------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per common share                .16            .20            .12            .09            .07
--------------------------------------------------------------------------------------------------------------------------
Total assets                                     56,487,356     53,690,814     45,974,984     38,962,586     34,684,997
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                                      572,453        628,461        680,805
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------


    SECURITIES MARKET MAKERS - Cantor, Fitzgerald and Co., New York, NY; Dain Bosworth, Inc., Minneapolis, MN; Diversified Capital Markets,Columbus, OH; Herzog, Heine, Geduld, Inc., New York, NY; John G. Kinnard and Company, Inc., Minneapolis, MN; Piper Jaffray, Inc., Minneapolis, MN; S.J. Wolfe and Co., Dayton, OH; Troster Singer Corp., Jersey City, NJ

SUMMARY OF OPERATIONS BY QUARTER
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                               First Quarter    Second Quarter     Third Quarter    Fourth Quarter     Total Year
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)   1996     1995    1996     1995      1996     1995     1996     1995   1996     1995
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                    $17,423  $16,494  $18,439  $18,903  $22,275  $26,519  $22,749  $21,417 $80,886 $83,333
Gross Profit                                   3,764    3,638    3,853    3,974    5,458    5,290    5,022    4,875  18,097  17,777
Income - Continuing Operations                 1,242    1,173    1,218      898    2,015    1,898    2,002    1,755   6,476   5,724
Loss - Discontinued Operations                            (57)             (334)                                               (391)
Net Income                                     1,242    1,116    1,218      564    2,015    1,898    2,002    1,755   6,476   5,333
------------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share:
Continuing Operations                            .11      .11      .11      .08      .18      .17      .18      .16     .59     .52
Discontinued Operations                                  (.01)             (.03)                                               (.04)
Net                                              .11      .10      .11      .05      .18      .17      .18      .16     .59     .48
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                     22  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

                               SHAREHOLDER INFORMATION

                                 QUARTERLY STOCK DATA

1996 Quarter              High                Low
-------------            ------              -----
1st                     8 3/4               6 7/8
2nd                         9               7 3/8
3rd                         9               7 3/4
4th                     8 1/8               7 1/8

1995 Quarter             High                 Low
-------------            ------              -----
1st                     6 5/8               5 5/8
2nd                     7 1/2               5 5/8
3rd                     7 1/8                   6
4th                     7 5/8               6 1/2

The common stock of Hawkins Chemical, Inc. is as quoted on the NASDAQ National Market System. The price information represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 871 common shareholder accounts on September 29, 1996. The prices are adjusted to reflect the 5% stock dividend that occurred on March 29, 1996 and the 10% stock dividend on March 31, 1995.

A cash dividend of $.07 per share was paid in the first quarter of fiscal 1996 and $.08 per share was paid in the third quarter of fiscal 1996. A cash dividend of $.08 per share was declared in the fourth quarter of fiscal 1996 and paid in the first quarter of fiscal 1997. A cash dividend of $.13 per share was paid during the third quarter of fiscal 1995 (see Notes to Consolidated Financial Statements).


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
(800) 468-9716
(612) 450-4064


CORPORATE OFFICES

3100 East Hennepin Avenue
Minneapolis, Minnesota 55413
(800) 328-5460
(612) 331-6910
http://www.hawkinschemical.com


ANNUAL MEETING

The annual meeting of the shareholders of Hawkins Chemical, Inc. will be held February 12, 1997, at the Sheraton Minneapolis Metrodome, 1330 Industrial Boulevard, Minneapolis, Minnesota, at 3:00 p.m.

                    24  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES