Form 10-K, Exhibit 13
period 1997-09-28
HAWKINS CHEMICAL INC
filed 1997-12-29
CIK 46250

MANAGEMENT'S DISCUSSION AND ANALYSIS

-------------------------------------------------------------------------------


       THE INFORMATION CONTAINED IN THIS ANNUAL REPORT INCLUDES FORWARD-LOOKING STATEMENTS AS DEFINED IN SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING DEMAND FROM MAJOR CUSTOMERS, COMPETITION, CHANGES IN PRODUCT OR CUSTOMER MIX OR REVENUES, CHANGES IN PRODUCT COSTS AND OPERATING EXPENSES, AND OTHER FACTORS DISCLOSED THROUGHOUT THIS ANNUAL REPORT AND THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ACTUAL RESULTS THAT THE COMPANY ACHIEVES MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE ANY FORWARD-LOOKING STATEMENT IN ORDER TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE OF THIS REPORT. READERS ARE URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES MADE BY THE COMPANY IN THIS REPORT AND IN THE COMPANY'S OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ATTEMPT TO ADVISE INTERESTED PARTIES OF THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.

OVERALL SUMMARY

       Net sales in fiscal 1997 increased 8.5% to $87,745,980 from $80,886,062 in fiscal 1996. Net income in fiscal 1997 increased 20.3% to $7,790,487 from $6,476,410 in fiscal 1996. Net earnings per share in fiscal 1997 were $.67 compared to $.56 in fiscal 1996. Return on average shareholders' equity was 16.9% for 1997, compared to 16.0% for 1996. Book value per share at September 28, 1997 was $4.22 compared to $3.71 one year ago. Book value per share for fiscal 1996 has been restated to reflect the 1997 stock dividend.

RESULTS OF OPERATIONS

       The general economic environment in our markets has improved slightly with the overall improvement in the economy. While this improvement had a favorable impact on earnings, management will continue to focus efforts on programs aimed at improving profitability and controlling costs.

NET SALES

       For the year ended September 28, 1997, sales increased $6,859,918, an 8.5% increase from 1996, due to volume increases of caustic soda, increasing business in food grade products and pharmaceutical chemicals and overall volume increases in all divisions and subsidiaries. For the year ended September 29, 1996, sales decreased $2,446,562, a 2.9% decrease from 1995, due mainly to management's decision to discontinue sales to mass merchandisers by The Lynde Company subsidiary, as that business involved high volumes and high inventory levels with a low and decreasing profit margin. Also contributing to the sales decrease in 1996 was a slight decrease in the selling price of a single, large-volume product and extremely cold weather conditions during the second quarter of the fiscal year, which caused some customers to have limited operations or to close down temporarily, thereby decreasing their volumes. The above decreases were partially offset by volume increases in 1996 in most of the Company's divisions and subsidiaries.

GROSS MARGINS

       Gross margin, as a percentage of sales, was 24.3% in 1997, 22.4% in 1996 and 21.3% in 1995. The 1997 increase was due mainly to better profit margins on a portion of the sales volume increase and the Company's ability to retain relatively constant dollar profit margins of a major product line while the cost of the materials

                      8  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS


decreased. By maintaining relatively stable dollar margins, the gross margin percentage will increase when the cost of the product is decreasing. The 1996 margin increase was due mainly to discontinuing the lower margin sales to mass merchandisers previously mentioned and, to a lesser extent, better profit margins on a few product lines. The Company has also generally been able to, and expects to continue to, adjust its selling prices as the cost of materials and other expenses change, thereby maintaining relatively stable gross margins.

       The Company's caustic soda operations are located on the Mississippi River, enabling the Company to receive caustic soda through barge transportation. When the river has flooded, the Company has been able to receive caustic soda by tank cars. Although the use of tank cars has resulted in additional costs, results of operations have not been materially impacted. Based on this experience, the Company does not expect any future flooding to have a material impact on the Company's financial condition, results of operations, or cash flows.

SELLING, GENERAL AND ADMINISTRATIVE

       Selling, general and administrative expenses increased 7.3% and 3.2% in 1997 and 1996, respectively, over the previous year. The 1997 increase was due to increasing the sales staff, which resulted in higher employee salaries and benefits costs and to general inflation in all other areas. The 1996 increase over the previous year was due mainly to increased costs of operation, which approximated the inflation rate.

LITIGATION AND SETTLEMENT COSTS RELATED TO 1995 FIRE

       The charge of $1,771,439 in 1997 and $750,000 in 1995 was recorded to cover settlement costs in connection with the Company's defense of a lawsuit filed against it. The lawsuit alleged that the plaintiffs sustained damages resulting from a fire at an office/warehouse facility used by The Lynde Company, a former wholly owned subsidiary of the Company. Through September 28, 1997, the Company had paid $1.5 million in settlement and legal costs relating to the fire and based upon a settlement agreement, expects to pay approximately $1 million of known legal and settlement costs in the future in connection with this suit. The Company will incur additional future obligations relating to the settlement of this lawsuit pursuant to a matrix and plan of distribution which is a part of the settlement. The Company is not able to estimate the magnitude of this potential exposure at this time. Management of the Company believes the final disposition of this matter will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Management believes that all or a portion of the costs associated with this suit may be recoverable from the Company's insurers.

       The Company's primary and umbrella insurers have denied coverage of any liability which might arise in connection with this lawsuit and rejected the tender of the defense of the lawsuit. The Company has commenced lawsuits against its insurers, seeking a finding that the Company's liability exposure and defense costs are covered by the applicable policies. The Company prevailed on its claims in Federal District Court. The insurers have appealed the District Court's decision to the Eighth Circuit Court of Appeals. Therefore, it is not possible to determine what recovery, if any, may be obtained by the Company at this time, and no amount has been recorded at September 28, 1997. A decision on the appeal is expected in late 1998.

OTHER INCOME

       Interest income was up 16% in 1997 as compared to 1996 due to more cash available for investment and to additional interest earned on the notes receivable relating

                      9  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS


to the sale of The Lynde Company (Note 3). Interest income was up 7% in 1996 as compared to 1995 due to more cash available for investment. Interest expense decreased in 1997 and 1996 as compared to the previous year. Most of the interest expense is the result of the Company issuing a note payable to the seller in connection with the acquisition of the assets of Industrial Chemical & Equipment Company. The gain on the sale of The Lynde Company relates to the Company's sale of the subsidiary on May 29, 1997. Other miscellaneous income (deductions) increased in 1997 and 1996 as compared to the previous years due to the gain on the sale of land in 1997 and to the gain on the sale of a building in 1996.

PROVISION FOR INCOME TAXES

       The effective income tax rate was 38.8% for 1997, 38.0% for the year ended September 29, 1996 and 39.7% for the year ended October 1, 1995. The differences are due mainly to variations in tax-free income on investments in municipal bonds.

INFLATION

       Inflation has not had a significant impact on the Company, as selling prices have generally been adjusted as the cost of materials and other expenses have changed. On occasion, however, slight fluctuations in the cost of a single, large-volume product have not been reflected in the selling price of that product.

DISCONTINUED OPERATIONS

       Effective March 1, 1995, the Company sold the inventory, equipment and operations of Tessman Seed. As a result of the sale transaction, the Company recorded a loss on the disposal in the second quarter of 1995 of $321,266, net of a tax benefit totaling $214,200, to write down Tessman's assets to the amount realized. Revenues for Tessman were $931,105 for fiscal year 1995.

FINANCIAL CONDITION

LIQUIDITY

       Cash provided by operations in fiscal 1997 was $5,675,264 compared with $7,241,783 in fiscal 1996 and $8,812,004 in fiscal 1995. The decrease in fiscal 1997 over 1996 was due primarily to an increase in trade receivables caused by the sales increase, an increase in inventories to meet expected future sale increases, and to a decrease in accounts payable caused by the timing of year-end purchases. The decrease in cash provided by operations in fiscal 1996, as compared to 1995, was due primarily to decreases in accounts payable related to differences in timing of cash payments related to year-end purchases, which was partially offset by an increase in cash collections related to trade receivables.

       Cash and investments available-for-sale increased by $608,371 to $20,045,099 at the end of fiscal 1997. The Company is investing excess cash primarily in conservative investments. Cash equivalents consist of bank certificates of deposit. Investments consist of investment contracts with high-rated, stable insurance companies and marketable securities consisting of municipal bonds carried at fair value which approximates cost. Cash equivalents and investments are highly liquid and are available upon demand with a minor penalty.

       On May 29, 1997, the Company sold the inventory and operations of The Lynde Company, a wholly owned subsidiary which specialized in swimming pool chemicals, for $2,590,000, effective March 1, 1997. The Company recorded a gain on the sale of approximately $1.3 million. At closing, Hawkins received $500,000 cash and a note receivable for the balance. The note receivable is due over the next six years plus interest at 8%.

                     10  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS


       On March 1, 1995, the inventory, equipment and operations of the Company's Tessman Seed subsidiary was sold for $1,144,714. At closing Hawkins received $100,000 and a note receivable for the balance. The note receivable is due over the next nine years plus interest at 8%.

CAPITAL RESOURCES

       Capital expenditures in fiscal years 1997, 1996 and 1995 were $4,017,543, $4,299,071 and $3,650,719, respectively. The new food chemical production facility accounted for approximately $1.2 million of the 1997 capital expenditures. Other warehouse, laboratory and office machinery and equipment accounted for $1.2 million, other building improvements and additions amounted to $1.1 million and additions to transportation equipment accounted for $.5 million of the 1997 fiscal year capital expenditures.

OUTLOOK

       Management does not anticipate the need for stock or debt issuances in the short or long-term, as cash, investments and cash flows from operations have been more than adequate to fund working capital, capital investments and dividend needs. If the need for additional financing arises, however, management will consider issuance of debt or equity if such financing can be obtained on favorable terms. Although management continually looks for companies to acquire and for ways to modernize its warehouse facilities and equipment, no material commitments for acquisitions or capital expenditures currently exist.

       Other than as discussed above, management is not aware of any matters or trends that have materially affected the results of operations for fiscal 1997 that are not expected to have either short or long-term implications, nor is it aware of any trends or other matters that have not materially affected results in fiscal 1997 but are expected to have a material effect on future periods.

ACCOUNTING PRONOUNCEMENTS

       In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." The statement is effective for fiscal years beginning after December 15, 1996. Management does not believe this statement will have a significant impact on the financial statements.

       In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This statement specifies the computation, presentation, and disclosure requirements for earnings per share. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company does not believe the adoption of SFAS No. 128 will have a material impact on earnings per share.

                      11 HAWKINS CHEMICAL, INC. AND SUBSIDARIES

CONSOLIDATED BALANCE SHEETS



                                                                                                  SEPTEMBER 28,  September 29,
                                                                                                          1997           1996
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ...................................................................    $ 8,065,021    $ 8,932,125
  Investments available-for-sale ..............................................................     11,980,078     10,504,603
  Trade receivables - less allowance for doubtful
     accounts:  1997, $361,830; 1996, $344,002 ................................................     11,117,991      9,740,285
  Notes receivable ............................................................................        222,946        170,988
  Inventories .................................................................................      8,580,705      8,584,034
  Prepaid expenses and other ..................................................................      1,912,325        924,457
                                                                                                   --------------------------
     Total current assets .....................................................................     41,879,066     38,856,492
PROPERTY, PLANT AND EQUIPMENT:
  Land ........................................................................................        655,194        673,733
  Buildings and improvements ..................................................................     14,716,226     13,242,152
  Machinery and equipment    ..................................................................      6,173,501      4,392,562
  Transportation equipment ....................................................................      5,051,518      4,803,768
  Office furniture and equipment ..............................................................      1,668,849      1,471,737
                                                                                                   --------------------------
                                                                                                    28,265,288     24,583,952
  Less accumulated depreciation ...............................................................     12,777,743     11,396,274
                                                                                                   --------------------------
     Net property, plant and equipment ........................................................     15,487,545     13,187,678
OTHER ASSETS:
  Intangible assets - less accumulated
     amortization: 1997, $329,917; 1996, $307,602 .............................................        727,297        817,559
  Investments held-to-maturity ................................................................      1,750,658      1,670,132
  Notes receivable - noncurrent ...............................................................      3,639,712      1,797,707
  Other .......................................................................................        168,338        157,788
                                                                                                   --------------------------
     Total other assets .......................................................................      6,286,005      4,443,186
                                                                                                   --------------------------
TOTAL ASSETS ..................................................................................    $63,652,616    $56,487,356
                                                                                                   --------------------------
                                                                                                   --------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable - trade ....................................................................    $ 5,729,584    $ 6,709,434
  Current portion of long-term debt ...........................................................         59,928         56,008
  Dividends payable ...........................................................................      1,044,351        884,135
  Accrued payroll and employee benefits .......................................................      2,452,746      2,617,670
  Container deposits ..........................................................................      1,539,585      1,684,362
  Other accruals ..............................................................................      2,389,123        521,362
                                                                                                   --------------------------
     Total current liabilities ................................................................     13,215,317     12,472,971
LONG-TERM DEBT ................................................................................        512,525        572,453
DEFERRED INCOME TAXES .........................................................................        983,000        426,800
COMMITMENTS AND CONTINGENCIES (NOTES 4, 6 AND 8) ..............................................
SHAREHOLDERS' EQUITY:
  Common stock - authorized: 15,000,000 shares of $.05 par value;
     issued: 1997 - 11,603,895 shares; 1996 - 11,051,690 shares ...............................        580,195        552,585
  Additional paid-in capital ..................................................................     42,517,455     38,679,630
  Retained earnings ...........................................................................      5,844,124      3,782,917
                                                                                                   --------------------------
     Total shareholders' equity ...............................................................     48,941,774     43,015,132
                                                                                                   --------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.....................................................    $63,652,616    $56,487,356
                                                                                                   --------------------------
                                                                                                   --------------------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     12  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS



                                                                                                 For the Fiscal Years Ended
                                                                                       -------------------------------------------
                                                                                       SEPTEMBER 28,  September 29,     October 1,
                                                                                               1997           1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Net sales............................................................................   $87,745,980    $80,886,062    $83,332,624
Cost of sales........................................................................    66,413,954     62,789,554     65,555,938
                                                                                        -----------------------------------------
Gross profit.........................................................................    21,332,026     18,096,508     17,776,686
Selling, general and administrative expenses.........................................     9,499,558      8,853,319      8,580,805
Litigation and settlement costs relating to 1995 fire................................     1,771,439                       750,000
                                                                                        -----------------------------------------
Income from operations...............................................................    10,061,029      9,243,189      8,445,881
Other income (deductions):
  Interest income....................................................................     1,153,322        995,012        930,580
  Interest expense...................................................................       (47,439)       (53,170)       (55,341)
  Gain on sale of The Lynde Company..................................................     1,324,827
  Miscellaneous......................................................................       234,518        262,020        167,243
                                                                                        -----------------------------------------
    Total other income, net.........................................................      2,665,228      1,203,862      1,042,482
                                                                                        -----------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES................................    12,726,257     10,447,051      9,488,363
Provision for income taxes from continuing operations................................     4,935,770      3,970,641      3,764,400
                                                                                        -----------------------------------------
INCOME FROM CONTINUING OPERATIONS....................................................     7,790,487      6,476,410      5,723,963
Loss from operations of Tessman Seed, Inc.(less
    applicable income tax benefit of $46,500).......................................                                     (69,905)
Loss on disposal of assets of Tessman Seed, Inc. (less
    applicable income tax benefit of $214,200).......................................                                    (321,266)
                                                                                        -----------------------------------------
Loss from discontinued operations....................................................                                    (391,171)
                                                                                        -----------------------------------------
NET INCOME...........................................................................     7,790,487      6,476,410      5,332,792
                                                                                        -----------------------------------------
Retained earnings, beginning of year.................................................     3,782,917      3,356,710      7,424,930
Stock dividend.......................................................................    (3,865,435)    (4,470,303)    (7,413,464)
Cash dividend (1997 - $.18 per share;
   1996 - $.15 per share; 1995 - $.19 per share).....................................    (2,041,623)    (1,729,200)    (2,174,448)
Income tax savings from dividends paid on ESOP shares................................       177,778        149,300        186,900
                                                                                        -----------------------------------------
RETAINED EARNINGS, END OF YEAR.......................................................   $ 5,844,124    $ 3,782,917    $ 3,356,710
                                                                                        -----------------------------------------
Weighted average number of shares outstanding........................................    11,603,895     11,603,895     11,603,895
                                                                                        -----------------------------------------
EARNINGS PER SHARE:
  Continuing operations..............................................................          $.67           $.56           $.49
  Discontinued operations............................................................                                        (.03)
                                                                                        -----------------------------------------
  Net................................................................................          $.67           $.56           $.46
                                                                                        -----------------------------------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     13  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                               For the Fiscal Years Ended
                                                                                       -------------------------------------------
                                                                                       SEPTEMBER 28,  September 29,     October 1,
                                                                                               1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................................................     $7,790,487     $6,476,410     $5,332,792
  Loss on disposal of assets of Tessman Seed, Inc...................................                                      321,266
  Loss on discontinued operations of Tessman Seed, Inc..............................                                       69,905
  Gain on sale of The Lynde Company.................................................     (1,324,827)
  Litigation and settlement costs relating to 1995 fire.............................      1,175,286                       415,000
  Reconciliation to cash flows:
    Depreciation and amortization ..................................................      1,686,622      1,477,228      1,368,778
    Deferred income taxes...........................................................       (307,800)       230,511        (28,800)
    Earnings on other assets........................................................        (91,076)       (81,093)       (82,036)
    Gain from property disposals....................................................       (110,807)      (160,212)        (4,821)
    Changes in operating accounts providing (requiring) cash:
      Trade receivables.............................................................     (1,377,706)       771,975     (1,002,452)
      Inventories...................................................................     (1,221,750)        79,925       (819,368)
      Accounts payable..............................................................       (979,850)    (1,981,770)     2,944,584
      Accrued liabilities...........................................................        383,058       (262,185)       280,617
      Other.........................................................................         53,627        690,994        (49,627)
      Change in net assets of discontinued operations...............................                                       66,166
                                                                                       -------------------------------------------
  Net cash provided by operating activities.........................................      5,675,264      7,241,783      8,812,004
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment........................................     (4,017,543)    (4,299,071)    (3,650,719)
  Purchase of investments...........................................................     (1,475,475)    (3,183,787)    (2,282,044)
  Sale of investments...............................................................                       647,945        890,026
  Proceeds from property disposals..................................................        191,946        198,069        494,670
  Cash received on sale of assets and business of Tessman Seed, Inc.................                                      220,726
  Cash received on sale of assets and business of The Lynde Company.................        500,000
  Payments received on notes receivable.............................................        196,120         55,293
                                                                                       -------------------------------------------
  Net cash used in investing activities.............................................     (4,604,952)    (6,581,551)    (4,327,341)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt repayment....................................................................        (56,008)       (52,344)       (48,919)
  Cash dividends paid...............................................................     (1,881,408)    (1,581,870)    (1,437,644)
                                                                                       -------------------------------------------
  Net cash used in financing activities.............................................     (1,937,416)    (1,634,214)    (1,486,563)
                                                                                       -------------------------------------------
Net (decrease) increase in cash and cash equivalents.................................      (867,104)      (973,982)     2,998,100
Cash and cash equivalents at beginning of year.......................................     8,932,125      9,906,107      6,908,007
                                                                                       -------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR.............................................    $8,065,021     $8,932,125     $9,906,107
                                                                                       -------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Note receivable on sale of Tessman Seed, Inc.......................................                                  $1,044,714
                                                                                       -------------------------------------------
  Note receivable on sale of land and building.......................................                   $1,100,000
                                                                                       -------------------------------------------
  Note receivable on sale of The Lynde Company.......................................    $2,090,083
                                                                                       -------------------------------------------
  Cash paid during the year for:
    Interest.........................................................................    $   51,359     $   56,834     $   58,389
                                                                                       -------------------------------------------
    Income taxes.....................................................................    $4,334,567     $3,942,596     $2,717,611
                                                                                       -------------------------------------------




SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     14  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF BUSINESS AND
SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Hawkins Chemical, Inc. and its subsidiaries are engaged in the wholesale trade of chemicals and chemical feeding and control equipment and the formulating and blending of specialty chemicals.

BASIS OF CONSOLIDATION
The financial statements include the consolidated accounts of Hawkins Chemical, Inc. and its wholly owned subsidiaries (the Company). All significant inter-company transactions and balances have been eliminated. The Company's fiscal year is a 52/53-week year ending on the Sunday closest to September 30.

CASH EQUIVALENTS
Cash equivalents include all liquid debt instruments (primarily cash funds and certificates of deposits) purchased with an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

INVESTMENTS AVAILABLE-FOR-SALE
Investments classified as available-for-sale securities consist of insurance contracts and marketable securities (primarily municipal bonds and annuity contracts) that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity or changes in the availability or yield of alternative investments. These securities are carried at market value which approximates cost.

INVENTORIES
Inventories, consisting primarily of finished goods, are valued at the lower of cost or net realizable value, with cost being determined using the last-in, first-out (LIFO) method for Hawkins Chemical, Inc. and most subsidiaries. The majority of the inventories for two subsidiaries are valued using the first-in, first-out (FIFO) cost method (see Note 2).

PROPERTY, PLANT AND EQUIPMENT
Property is stated at cost and depreciated over the lives of the assets using both straight-line and declining-balance methods. Estimated lives are: 10 to 50 years for buildings and improvements; 3 to 15 years for machinery and equipment; 3 to 10 years for transportation equipment; and 3 to 10 years for office furniture and equipment.

INTANGIBLES
The excess of cost of investments in subsidiaries over equity in net assets of $177,198 is being amortized over forty years. Additionally, goodwill associated with the purchase of Industrial Chemical & Equipment in the amount of $880,016 is being amortized over 15 years.

INVESTMENTS HELD-TO-MATURITY
From October 1, 1985 through September 30, 1989, the Company was self-insured for the risk of losses from product liability. The Company deposited amounts in a self-insurance trust account to fund any losses (none have been incurred since
1985). Since October 1989, the Company has had insurance coverage for product liability for up to $1,000,000 in claims made annually. In March 1997, the trust was dissolved and the assets were retained. These held-to-maturity securities consist of Minnesota municipal bonds which the Company has the intent and ability to hold to maturity, and are valued at amortized historical cost, increased for accretion of discounts and reduced by amortization of premiums, computed by the constant-yield method.

INCOME TAXES
The Company utilizes Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the deferred tax assets and liabilities are recognized based on differences between the financial statements and the tax bases of assets and liabilities using presently enacted tax rates.

REVENUE RECOGNITION
The Company recognizes revenues upon shipment of the product.

EARNINGS PER SHARE
The earnings per share computation is based on the weighted average number of common shares outstanding during the year. The average number of common shares, earnings per share and cash dividends per share for the years ended September 29, 1996 and October 1, 1995 have been restated to reflect the 1997 stock dividend (see Note 5).

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, investments available-for-sale and trade receivables. The Company sells its principal products to a large number of customers in many different industries. To reduce credit risk, the Company routinely assesses the financial strength of its customers. The Company invests its excess cash balances in certificates of deposit at a single financial institution. At September 28, 1997, the Company had certificates of deposits in excess of federally insured limits of approximately $4,876,000.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.



                     15  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



RISK AND UNCERTAINTIES
There are no concentrations of business transacted with a particular customer or supplier nor concentrations of revenue from a particular service or geographic area that would severely impact the Company in the near term.

ACCOUNTING PRONOUNCEMENTS
In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." The statement is effective for fiscal years beginning after December 15, 1996. Management does not believe this statement will have a significant impact on the financial statements.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This statement specifies the computation, presentation, and disclosure requirements for earnings per share. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company does not believe the adoption of SFAS No. 128 will have a material impact on earnings per share.

2. INVENTORIES

Inventories consist of the following:

                                    SEPTEMBER 28,     September 29,
                                            1997              1996
--------------------------------------------------------------------
Finished goods (FIFO basis) ......   $ 9,025,817       $ 9,957,665
LIFO reserve .....................      (445,112)       (1,373,631)
                                    --------------------------------
Net inventory ....................   $ 8,580,705       $ 8,584,034
                                    --------------------------------
                                    --------------------------------

Inventories valued under the LIFO method for the fiscal years ended September 28, 1997 and September 29, 1996, were approximately $7,796,000 and $7,652,000, respectively. The balance of the inventory was valued under the FIFO method.

In fiscal 1997, the LIFO reserve decreased by $928,519. As a result, the ending LIFO cost was less than the ending cost determined using the first-in, first-out
(FIFO) method by $445,112. The decrease in the LIFO reserve was caused by a significant decrease in the cost of a single, large-volume component of inventory.

3. NOTES RECEIVABLE

At September 28, 1997 and September 29, 1996, the net balance outstanding on the note receivable from the sale of Tessman Seed was $733,432 and $883,988, respectively. On March 1, 1996, the balance of the note receivable was refinanced at the request of the borrower. The note receivable is due in nine equal installments of $146,466 with interest at 8%.

During 1996, the Company sold the building that was formerly rented to the Company's discontinued subsidiary (see Note 10). The Company realized a gain of approximately $142,000 on the sale. The Company received a $1,100,000 note receivable and cash of $108,188 at the time of the sale. The note receivable is secured by the building and is due in monthly installments of $9,201 including interest at 8% through January 1, 2004, when the remaining balance of $849,985 is due. At September 28, 1997 and September 29, 1996, the balance outstanding was $1,060,186 and $1,084,706, respectively.

On May 29 1997, the Company sold the inventory and operations of The Lynde Company (Lynde), a wholly owned subsidiary which specialized in swimming pool chemicals, for approximately $2,590,000, effective March 1, 1997. The Company recorded a gain on the sale of approximately $1,300,000. At closing, Hawkins received $500,000 cash and a note receivable for the balance. The note receivable is due over the next 6 years plus interest at 8%. At September 28, 1997, the balance outstanding on the note receivable was $2,069,040. Revenues from Lynde for the fiscal years ended September 28, 1997, September 29, 1996 and October 1, 1995 were $725,500, $3,413,200 and $9,008,600, respectively. Lynde recorded a net loss of $19,600 through the effective date of the sale and net income for the years ended September 29, 1996 and October 1, 1995 of $195,300 and $275,500, respectively.

4. LONG-TERM DEBT

Long-term debt at September 28, 1997 and September 29, 1996 is summarized as follows:


                                                      1997        1996
------------------------------------------------------------------------
Note payable, due in annual
   installments to 2002.......................   $ 572,453   $ 628,461
Less current portion..........................      59,928      56,008
                                                 ----------------------
Total.........................................   $ 512,525   $ 572,453
                                                 ----------------------
                                                 ----------------------

Long-term debt maturities for the five fiscal years subsequent to 1997 are:
1998 - $59,928, 1999 - $89,123, 2000 - $95,362, 2001 - $102,037, 2002 - $109,180
and thereafter $116,823.

5. COMMON STOCK

                                         Common Stock         Add'l Paid-in
                                     Shares          Amount       Capital
----------------------------------------------------------------------------
Balance, October 2, 1994           9,569,196      $ 478,460    $26,869,988
10% stock dividend                   956,576         47,829      7,365,635
----------------------------------------------------------------------------
Balance, October 1, 1995          10,525,772        526,289     34,235,623
5% stock dividend                    525,918         26,296      4,444,007
----------------------------------------------------------------------------
Balance, September 29, 1996       11,051,690        552,585     38,679,630
5% stock dividend                    552,205         27,610      3,837,825
----------------------------------------------------------------------------
Balance, September 28,1997        11,603,895      $ 580,195    $42,517,455
----------------------------------------------------------------------------


                     16  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The stock dividends in 1997, 1996 and 1995 were accounted for by transferring the fair value of the issued stock from retained earnings to the categories of permanent capitalization as common stock (par value) and additional paid-in capital.

6. LEASES

The Company has various operating leases for land and buildings on which some of its operations are located. Total rental expense for the years ended September 28, 1997, September 29, 1996 and October 1, 1995 was $46,003, $60,955 and
$41,042, respectively. Future minimum lease payments due under operating leases with an initial term of one year or more at September 28, 1997 were: 1998 - $34,385; 1999 - $8,596.

7. PENSION AND EMPLOYEE STOCK OWNERSHIP PLANS

The Company has a defined contribution pension plan covering substantially all of its non-union employees. Pension expense for the years ended September 28, 1997, September 29, 1996 and October 1, 1995 was $459,367, $425,398, and
$363,498, respectively. The Company's cost for the pension plan is determined as 7% of each employee's covered compensation. Amounts charged to pension expense and contributed to union multi-employer pension plans (not included in the above amounts) were not material. It is the Company's policy to fund all pension costs accrued.

The Company has an employee stock ownership plan covering substantially all of its non-union employees. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. Contributions for the years ended September 28, 1997, September 29, 1996 and October 1, 1995 were $889,979, $824,955 and $793,244, respectively. The
Company does not currently offer any post-retirement benefits, deferred stock or stock-based compensation plans.

8. CONTINGENCIES

The Company is subject to various federal, state and local provisions regarding discharge of materials into the environment or otherwise relating to the protection of the environment. The Company was defending certain legal and administrative proceedings in connection with landfill sites in which products distributed by the Company were ultimately disposed of by other parties. During fiscal 1997, the Company has not been notified of any further matters regarding these landfills. While the outcome of such matters is particularly difficult to predict, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

During 1995, the Company had a fire in the office/warehouse of The Lynde Company, a former wholly owned subsidiary. The charge of $1,771,439 in 1997 and $750,000 in 1995 has been recorded to cover estimated settlement costs incurred by the Company in connection with a lawsuit filed against the Company as a result of the fire. As of September 28, 1997, the Company has paid $1,499,700 in settlement and legal costs relating to the fire and, based upon a settlement agreement, expects to incur additional legal and settlement costs of approximately $1 million. The Company will incur additional future obligations relating to the settlement of this lawsuit pursuant to a matrix and plan of distribution which is a part of the settlement. The Company is not able to estimate the magnitude of this potential exposure at this time. Management of the Company believes the final disposition of this matter will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. Based on two favorable lower court rulings, management believes that all or a portion of the settlement costs incurred to date related to the Lynde fire may be recoverable from their insurers. The Company's insurers have appealed the lower courts' decisions to the Eighth Circuit Court of Appeals. It is not possible, therefore, to determine at this time what recovery, if any, may be obtained by the Company and no amount has been recorded at September 28, 1997.

9. INCOME TAXES

The provisions for income taxes are as follows:

                                             1997          1996          1995
------------------------------------------------------------------------------
Continuing Operations:
  Federal - current..................  $4,143,883    $3,011,755    $2,972,203
  States - current...................   1,099,687       799,010       820,997
  Deferred...........................    (307,800)      159,876       (28,800)
                                       ---------------------------------------
    Total (benefit) provision........  $4,935,770    $3,970,641    $3,764,400
                                       ---------------------------------------

Discontinued Operations:
  Federal - current..................                               $(190,300)
  States - current...................                                 (70,400)
                                       ---------------------------------------
    Total benefit....................                               $(260,700)
                                       ---------------------------------------

A reconciliation of the provision for income taxes, based on income from continuing operations, to the applicable federal statutory income tax rate of 35% is as follows:

                                             1997          1996          1995
------------------------------------------------------------------------------
Statutory federal income tax........   $4,454,190    $3,656,468    $3,320,927
State income taxes, net of
 federal deduction..................      687,454       549,531       520,955
Tax-exempt income...................     (108,856)      (97,325)      (90,925)
Other, net..........................      (97,018)     (138,033)       13,443
                                       ---------------------------------------
    Total...........................   $4,935,770    $3,970,641    $3,764,400
                                       ---------------------------------------



                     17  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The tax effects of items comprising the Company's net deferred tax asset (liability) are as follows:

                                                   1997          1996
---------------------------------------------------------------------
Current deferred taxes:
 Accruals...............................     $  544,000     $  55,000
 Inventory..............................        750,000       401,000
 Trade receivables......................        154,000       128,000
                                             ------------------------
  Total*................................     $1,448,000     $ 584,000
                                             ------------------------

Noncurrent deferred taxes:
 Gain on sale of
  The Lynde Company.....................     $ (456,000)
 Property basis differences.............       (527,000)    $(426,800)
                                             ------------------------
  Total.................................     $( 983,000)    $(426,800)
                                             ------------------------

*Included in prepaid expenses and other on the consolidated balance sheets.


10. DISCONTINUED OPERATIONS

Effective March 1, 1995, the Company sold the inventory, equipment and operations of Tessman Seed, Inc., which sold a wide range of horticulture and pest control products. As a result of the sale, the Company recorded a loss on the disposal of $321,166, net of a tax benefit of $214,200, to write down Tessman's assets to the amount realized.

Operating results of Tessman Seed, Inc., for the year ended October 1, 1995 was as follows:

                                                          1995
                                                      ----------
                         Operating revenues           $  931,105
                         Costs and expenses           $1,047,510

The inventory, equipment and operations of Tessman were sold for $1,144,714. At closing Hawkins received $100,000 and a note receivable for the balance (see
Note 3).


INDEPENDENT AUDITORS' REPORT


To the Shareholders of Hawkins Chemical, Inc.:


We have audited the accompanying consolidated balance sheets of Hawkins Chemical, Inc. and its subsidiaries (the Company) as of September 28, 1997 and September 29, 1996 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended September 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hawkins Chemical, Inc. and its subsidiaries at September 28, 1997 and September 29, 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 9, 1997


                     18  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA




Year ended September                       1997           1996           1995          1994            1993
--------------------------------------------------------------------------------------------------------------
Sales from continuing operations      $ 87,745,980   $ 80,886,062   $ 83,332,624   $ 71,423,471   $ 60,913,575
--------------------------------------------------------------------------------------------------------------
Income from continuing operations        7,790,487      6,476,410      5,723,963      5,044,410      4,793,064
--------------------------------------------------------------------------------------------------------------
Earnings per common share
  from continuing operations                   .67            .56            .49            .44            .41
--------------------------------------------------------------------------------------------------------------
Cash dividends declared per common share       .18            .15            .19            .11            .08
--------------------------------------------------------------------------------------------------------------
Cash dividends paid per common share           .16            .14            .12            .11            .08
--------------------------------------------------------------------------------------------------------------
Total assets                            63,652,616     56,487,356     53,690,814     45,974,984     38,962,586
--------------------------------------------------------------------------------------------------------------
Long-term debt                             512,525        572,453        628,461        680,805
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
 All per share data has been restated to reflect the 5% stock dividends in 1997, 1996, 1994 and 1993 and the
 10% stock dividend in 1995.

SECURITIES MARKET MAKERS - Herzog, Heine, Geduld, Inc., New York, NY; John G. Kinnard and Company, Inc., Minneapolis, MN;
                           S.J. Wolfe and Co., Dayton, OH

SUMMARY OF OPERATIONS BY QUARTER (UNAUDITED)

                          First Quarter      Second Quarter       Third Quarter      Fourth Quarter          Total Year
(DOLLARS IN THOUSANDS
EXCEPT PER SHARE DATA)    1997     1996      1997      1996      1997      1996      1997      1996      1997      1996
------------------------------------------------------------------------------------------------------------------------
Net sales             $19,936   $17,423   $20,673   $18,439   $23,867   $22,275   $23,270   $22,749   $87,746   $80,886
------------------------------------------------------------------------------------------------------------------------
Gross profit            4,165     3,764     4,426     3,853     5,900     5,458     6,841     5,022    21,332    18,097
------------------------------------------------------------------------------------------------------------------------
Net income              1,456     1,242     1,478     1,218     2,963     2,015     1,893     2,001     7,790     6,476
------------------------------------------------------------------------------------------------------------------------
Earnings per share        .13       .11       .13       .10       .26       .17       .16       .17       .67       .56
------------------------------------------------------------------------------------------------------------------------




                     19  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES

SHAREHOLDER INFORMATION



QUARTERLY STOCK DATA

                    High      Low
-----------------------------------
FISCAL 1997
  4th Quarter      10 1/4    7 7/8
-----------------------------------
  3rd Quarter           9    6 1/2
-----------------------------------
  2nd Quarter           7        6
-----------------------------------
  1st Quarter           8    5 1/2
-----------------------------------
FISCAL 1996
  4th Quarter       7 3/4    6 3/4
-----------------------------------
  3rd Quarter       8 5/8    7 3/8
-----------------------------------
  2nd Quarter       8 5/8        7
-----------------------------------
  1st Quarter       8 3/8    6 5/8
-----------------------------------

The common stock of Hawkins Chemical, Inc. is as quoted on the NASDAQ National Market System. The price information represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 825 common shareholder accounts on September 28, 1997. The prices are adjusted to reflect the 5% stock dividend that occurred on April 11, 1997 and March 29, 1996.

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

REGISTRAR AND TRANSFER AGENT

Shareholder inquires concerning the transfer of shares, lost certificates, or address changes should be directed to:
Norwest Shareowner Services
P.O. Box 64854
St. Paul, MN  55164-0854
(800) 468-9716
(612) 450-4064


CASH DIVIDENDS

                   Declared       Paid
----------------------------------------
FISCAL 1998
  1st Quarter                     $.090
----------------------------------------
FISCAL 1997
  4th Quarter       $.090
----------------------------------------
  3rd Quarter                     $.086
----------------------------------------
  2nd Quarter       $.086
----------------------------------------
  1st Quarter                     $.076
----------------------------------------
FISCAL 1996
  4th Quarter       $.076
----------------------------------------
  3rd Quarter                     $.073
----------------------------------------
  2nd Quarter       $.073
----------------------------------------
  1st Quarter                     $.063
----------------------------------------


Cash dividends have been restated to reflect the 5% stock dividends declared February 12, 1997 and February 7, 1996.

ANNUAL MEETING

The annual meeting of the shareholders of Hawkins Chemical, Inc. will be held on Wednesday, February 11, 1998, at the Sheraton Minneapolis Metrodome, 1330 Industrial Boulevard, Minneapolis, Minnesota, at 3:00 p.m.

CORPORATE HEADQUARTERS

3100 East Hennepin Avenue
Minneapolis, Minnesota 55413
(800) 328-5460
(612) 331-6910
http://www.hawkinschemical.com

DIVIDEND REINVESTMENT PLAN

A plan is available to shareholders for the automatic reinvestment of dividends to purchase additional shares of Hawkins Chemical, Inc. common stock. A brochure describing this service may be obtained by writing or calling:
Norwest Bank Minnesota, N.A.
Dividend Reinvestment Department
161 North Concord Exchange
P.O. Box 539
South Saint Paul, MN  55075-0539
(800) 468-9716
(612) 450-4064



                     21  HAWKINS CHEMICAL, INC. AND SUBSIDIARIES