Form 10-K405, Exhibit 13
period 1998-09-27
HAWKINS CHEMICAL INC
filed 1998-12-28
CIK 46250

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

OVERALL SUMMARY

     Net sales in fiscal 1998 increased 8.0% to $94,722,511 from $87,745,980 in fiscal 1997. Net income in fiscal 1998 increased 5.4% to $8,213,869 from $7,790,487 in fiscal 1997. Basic and diluted earnings per share in fiscal 1998 were $.71 compared to $.67 in fiscal 1997. Return on average shareholders' equity was 16.0% for 1998, compared to 16.9% for 1997. Book value per share at September 27, 1998 was $4.67 compared to $4.22 one year ago.


RESULTS OF OPERATIONS

     The general economic environment in our markets has improved slightly with the overall improvement in the economy. While this improvement had a favorable impact on earnings, management will continue to focus efforts on programs aimed at improving profitability and controlling costs.

NET SALES
     For the year ended September 27, 1998, sales increased $6,976,531, an 8.0% increase from 1997, due to an increase in the volume and selling price (and the cost) of caustic soda and to increasing business in food grade products and pharmaceutical chemicals, which accounted for slightly more than one-half of the increase. The remaining increase came from overall volume increases in all divisions. For the year ended September 28, 1997, sales increased $6,859,918, an 8.5% increase from 1996, due to volume increases of caustic soda, increasing business in food grade products and pharmaceutical chemicals and overall volume increases in all divisions and subsidiaries.

GROSS MARGINS

     Gross margin, as a percentage of sales, was 23.6% in 1998, 24.3% in 1997 and 22.4% in 1996. The 1998 decrease was due to lower profit margins on a major product line while the cost and selling price of the product line was increasing throughout the year. The Company attempts to maintain relatively constant dollar margins as the cost of this product line increases and decreases. The cost of this product is normally subject to fluctuations and such fluctuations are expected to continue in future periods. By maintaining relatively stable dollar margins, the gross margin percentage will decrease when the cost of the product is increasing and increase when the cost of the product is decreasing. The 1997 increase was due mainly to better profit margins on a portion of the sales volume increase and the Company's ability to maintain relatively constant dollar profit margins on this major product line while the cost of the materials decreased. The Company has also generally been able to, and expects to continue to, adjust its selling prices as the cost of materials and other expenses change, thereby maintaining relatively stable gross margins.

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

SELLING, GENERAL AND ADMINISTRATIVE
     Selling, general and administrative expenses increased 7.1% and 7.3% in 1998 and 1997, respectively, over the previous year. The 1998 increase was due to increases in employee salaries and benefits cost and to costs related to upgrading the computer and phone systems. The 1997 increase was due to increasing the sales staff, which resulted in higher employee salaries and benefits costs and to general inflation in all other areas.

LITIGATION AND SETTLEMENT COSTS RELATED TO 1995 FIRE
     The charges of $1,771,439 in 1997 and $750,000 in 1995 were recorded to cover legal fees and settlement costs in connection with the Company's defense of a lawsuit filed against it in Minnesota. The lawsuit resulted from a fire at an office/warehouse facility occupied by The Lynde Company, formerly a wholly owned subsidiary of the Company. Through September 27, 1998, the Company had paid $2,728,000 in settlement and legal costs relating to the fire. Most of the claimants have now been paid under the Settlement Agreement.

     The Company's primary and umbrella insurers denied coverage and refused to defend the lawsuit. Subsequent to the end of fiscal 1998, the Company has prevailed in its claims against its insurers and has been reimbursed $2.7 million for substantially all of its settlement and legal expenses. In addition, the Company anticipates that the claims remaining under the Settlement Agreement will be covered by the umbrella insurer as to the cost of defense and claims payment.

OTHER INCOME
     Interest income was up 7.3% in 1998 as compared to the previous year due to a higher rate of return on the cash available for investments. Interest income was up 15.9% in 1997 as compared to 1996 due to more cash available for investment and to additional interest earned on the notes receivable relating to the sale of The Lynde Company. Interest expense decreased in 1998 and 1997 as compared to the previous year. Most of the interest expense is the result of the Company issuing a note payable to the seller in connection with the acquisition of the assets of Industrial Chemical & Equipment Company in 1993. The gain on the sale of The Lynde Company relates to the Company's sale of the subsidiary on May 29, 1997. Other miscellaneous income decreased in 1998 and 1997 as compared to the previous years due to the gain on the sale of land in 1997 and to the gain on the sale of a building in 1996.

PROVISION FOR INCOME TAXES
     The effective income tax rate was 38.9% for the year ended September 27, 1998, 38.8% for the year ended September 28, 1997 and 38.0% for the year ended September 29, 1996. The differences are due mainly to variations in tax-free income on investments in municipal bonds.

INFLATION
     Inflation has not had a significant impact on the Company, as selling prices have generally been adjusted as the cost of materials and other expenses have changed. On occasion, however, slight fluctuations in the cost of a single, large-volume product have not been reflected in the selling price of that product.

FINANCIAL CONDITION

LIQUIDITY
     Cash provided by operations in fiscal 1998 was $6,127,052 compared with $5,675,264 in fiscal 1997 and $7,241,783 in fiscal 1996. The increase in fiscal 1998 over 1997 was due primarily to the increase in net income. The decrease in fiscal 1997 over 1996 was due primarily to an increase in trade receivables caused by the sales increase, an increase in inventories to meet expected future sale increases, and to a decrease in accounts payable caused by the timing of year-end purchases.

     Cash and investments available-for-sale decreased by $2,304,155 to $17,740,944 at the end of fiscal 1998. The Company is investing excess cash primarily in conservative investments. Cash equivalents consist of bank certificates of deposit having a maturity of three months or less. Investments consist of investment contracts with high-rated, stable insurance companies and marketable securities consisting of variable rate municipal bonds carried at fair value which approximates cost. Cash equivalents and investments are highly liquid and are available upon demand generally with only a minor penalty.

     On May 29, 1997, the Company sold the inventory and operations of The Lynde Company, a wholly owned subsidiary which specialized in swimming pool chemicals, for $2,590,000, effective March 1, 1997. The Company recorded a gain on the sale of approximately $1.3 million. At closing, the Company received $500,000 cash and a note receivable for the balance. The note receivable is due over the next five years plus interest at 8%.

     Subsequent to fiscal 1998, the Company received $2.7 million from a litigation settlement (see Note 10). These proceeds will be used for future working capital requirements.

CAPITAL EXPENDITURES
     Capital expenditures in fiscal years 1998, 1997 and 1996 were $5,051,641, $4,017,543 and $4,299,071, respectively. Of the 1998 capital expenditures, the new food chemical production facility and truck wash area accounted for approximately $1.6 million, improvements to the outside storage tanks at Terminal I amounted to approximately $.5 million, transportation equipment additions accounted for $.6 million and building additions and the installation of automatic sprinkling systems at out-state locations accounted for $.7 million. Other building improvements and additions amounted to $.7 million and other warehouse, laboratory and office machinery and equipment accounted for $1 million.

COMMON STOCK REPURCHASES
     During fiscal year 1998, the Company acquired and retired 153,000 shares of common stock for $1,568,296.

OUTLOOK
     Management does not anticipate the need for stock or debt issuances in the short or long-term, as cash, investments and cash flows from operations have been adequate to fund working capital, capital investments, dividend needs and common stock repurchases. If the need for additional financing arises, however, management will consider issuance of debt or equity if such financing can be obtained on favorable terms. Although management continually looks for companies to acquire and for ways to modernize its warehouse facilities and equipment, no material commitments for acquisitions or capital expenditures currently exist.

     Other than as discussed above, management is not aware of any matters or trends that have materially affected the results of operations for fiscal 1998 that are not expected to have either short or long-term implications, nor is it aware of any trends or other matters that have not materially affected results in fiscal 1998 but are expected to have a material effect on future periods.

YEAR 2000 READINESS
     As generally known, the Year 2000 issue pertains to the inability of some computer hardware and software and other electronic devices to operate properly as January 1,

2000 approaches, and beyond. The Company has taken, and will continue to take, actions intended to minimize the impact of the Year 2000 issue, although it is impossible to eliminate these risks entirely.

     The Company's major information technology (IT) systems and infrastructure have been upgraded or replaced in the ordinary course of business over the last two years. Approximately $450,000 has been spent through September 27, 1998 to upgrade the Company's primary IT systems, IT infrastructure and security systems, and to replace the telephone, voicemail, and timekeeping systems to Year 2000 compliant systems. The Company will continue to invest in technology to accommodate the Company's future growth, with such improvements intended to achieve Year 2000 compliance as a byproduct of the upgrades.

     The Company is currently implementing a Year 2000 compliance testing program of its hardware, software and equipment. Testing will include, but is not limited to, corporate IT systems, IT infrastructure, security systems, telephone systems, manufacturing and laboratory equipment, and timekeeping systems. Although the Company does not expect that costs necessary to replace non-compliant systems will have a material impact on the Company's results of operations, liquidity, or financial condition, it is not possible to estimate the total expected cost associated with achieving Year 2000 readiness.

     The Company relies on computer processing for its business activities and the Year 2000 issue creates risk for the Company from unforeseen problems in the Company's systems and from third parties with whom the Company does business. The failure of the Company's systems and/or third party systems could have a material adverse effect on the Company's results of operations, liquidity, and financial condition. Year 2000 readiness of third parties with whom the Company does business, particularly suppliers of critical products and providers of utility and communication services, could impair the Company's ability to deliver products and services and could cause system failures or errors, business interruptions and, in a worst case scenario, the inability to engage in normal business practices for an unknown length of time. This worst case scenario, if it should occur, could have a material adverse effect on the Company's operations, liquidity or financial condition, particularly if the disruption continues for a significant length of time. While third party risk related to the Year 2000 issues is difficult to quantify or control, the Company is taking steps to try to minimize the potential adverse effect that could arise. The Company has sent Year 2000 surveys to its suppliers asking for the compliance status of suppliers' products and internal operations. The responses received by the Company to date indicate that most of its suppliers expect to be Year 2000 compliant in a timely manner. The Company plans to develop third party contingency plans as it identifies partners evidencing inadequate Year 2000 preparations. Contingency plans may include plans to accumulate extra inventory and/or establish alternative sources of supply and channels of distribution. However, even with diligent planning, third party providers pose an uncertain risk that cannot be entirely eliminated.

     Due to the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 issue readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 issue failures will have a material impact on the Company's results of operations, liquidity, or financial condition.

MARKET RISK
     At the end of fiscal 1998, the Company had an investment portfolio of fixed income securities, excluding $17,171,214 of those classified as cash and cash equivalents and variable rate securities, of $2,418,573. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact in income or cash flows.

ACCOUNTING PRONOUNCEMENTS
     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income will include all changes in shareholders' equity except those resulting from investments by and distributions to owners. The Company will be required to adopt SFAS No. 130 in fiscal 1999. Such adoption is not expected to have a material impact on the Company.

     In June 1997, the FASB also issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. The Company has not yet determined the effects SFAS No. 131 will have on the financial statements. The Company will be required to adopt SFAS No. 131 in fiscal 1999.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. Management has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.

CONSOLIDATED BALANCE SHEETS

                                                                            September 27,        September 28,
                                                                                     1998                 1997
--------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents ............................................   $ 3,197,015          $ 8,065,021
    Investments available-for-sale .......................................    14,543,929           11,980,078
    Trade receivables - less allowance for doubtful
      accounts:  1998, $378,726; 1997, $361,830 ..........................    11,436,690           11,117,991
    Notes receivable .....................................................       271,027              222,946
    Inventories ..........................................................    10,816,460            8,580,705
    Prepaid expenses and other ...........................................     1,848,662            1,912,325
                                                                             --------------------------------
       Total current assets ..............................................    42,113,783           41,879,066
PROPERTY, PLANT AND EQUIPMENT:
    Land .................................................................       645,194              655,194
    Buildings and improvements ...........................................    17,593,650           14,716,226
    Machinery and equipment ..............................................     7,302,134            6,173,501
    Transportation equipment .............................................     5,211,745            5,051,518
    Office furniture and equipment .......................................     1,978,677            1,668,849
                                                                             --------------------------------
                                                                              32,731,400           28,265,288
    Less accumulated depreciation ........................................    14,307,911           12,777,743
                                                                             --------------------------------
       Net property, plant and equipment .................................    18,423,489           15,487,545
OTHER ASSETS:
    Intangible assets - less accumulated
      amortization:  1998, $393,015; 1997, $329,917 ......................       664,199              727,297
    Investments held-to-maturity .........................................     1,848,843            1,750,658
    Notes receivable - noncurrent ........................................     3,302,923            3,639,712
    Other ................................................................       182,238              168,338
                                                                             --------------------------------
       Total other assets ................................................     5,998,203            6,286,005
                                                                             --------------------------------
TOTAL ASSETS .............................................................   $66,535,475          $63,652,616
                                                                             --------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable - trade .............................................   $ 4,970,341          $ 5,729,584
    Current portion of long-term debt ....................................        89,123               59,928
    Dividends payable ....................................................     1,147,090            1,044,351
    Accrued payroll and employee benefits ................................     3,245,815            2,452,746
    Container deposits ...................................................     1,503,889            1,539,585
    Other accruals .......................................................       664,347            2,389,123
                                                                             --------------------------------
       Total current liabilities .........................................    11,620,605           13,215,317
LONG-TERM DEBT ...........................................................       423,402              512,525
DEFERRED INCOME TAXES ....................................................     1,011,500              983,000
COMMITMENTS AND CONTINGENCIES (NOTES 4, 6 AND 8)..........................
SHAREHOLDERS' EQUITY:
    Common stock - authorized: 15,000,000 shares of $.05 par value;
      issued and outstanding:  1998 - 11,450,895 shares;
      1997 - 11,603,895 shares                                                   572,545              580,195
    Additional paid-in capital ...........................................    41,960,535           42,517,455
    Retained earnings ....................................................    10,946,888            5,844,124
                                                                             --------------------------------
       Total shareholders' equity ........................................    53,479,968           48,941,774
                                                                             --------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...............................   $66,535,475          $63,652,616
                                                                             --------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

                                                                               For the Fiscal Years Ended
                                                               -----------------------------------------------------------
                                                               September 27,          September 28,          September 29,
                                                                        1998                  1997                    1996
--------------------------------------------------------------------------------------------------------------------------
Net sales ...................................................  $ 94,722,511           $ 87,745,980           $ 80,886,062
Cost of sales ...............................................    72,380,576             66,413,954             62,789,554
                                                               ----------------------------------------------------------
Gross profit ................................................    22,341,935             21,332,026             18,096,508
Selling, general and administrative expenses ................    10,170,255              9,499,558              8,853,319
Litigation and settlement costs relating to 1995 fire .......                            1,771,439
                                                               ----------------------------------------------------------
Income from operations ......................................    12,171,680             10,061,029              9,243,189
Other income (deductions):
    Interest income .........................................     1,237,789              1,153,322                995,012
    Interest expense ........................................       (43,516)               (47,439)               (53,170)
    Gain on sale of The Lynde Company .......................                            1,324,827
    Miscellaneous ...........................................        83,084                234,518                262,020
                                                               ----------------------------------------------------------
       Total other income, net ..............................     1,277,357              2,665,228              1,203,862
                                                               ----------------------------------------------------------
INCOME BEFORE INCOME TAXES ..................................    13,449,037             12,726,257             10,447,051
Provision for income taxes ..................................     5,235,168              4,935,770              3,970,641
                                                               ----------------------------------------------------------
NET INCOME ..................................................  $  8,213,869           $  7,790,487           $  6,476,410
                                                               ----------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING ...............    11,594,752             11,603,895             11,603,895
                                                               ----------------------------------------------------------
BASIC AND DILUTED EARNINGS PER SHARE ........................  $       0.71           $       0.67           $       0.56
                                                               ----------------------------------------------------------


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            COMMON STOCK              ADDITIONAL
                                                                     ---------------------------       PAID-IN           RETAINED
                                                                       SHARES          AMOUNT          CAPITAL           EARNINGS
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 1, 1995 ........................................  10,525,772      $  526,289      $ 34,235,623      $  3,356,710
    Stock dividend ................................................     525,918          26,296         4,444,007        (4,470,303)
    Cash dividend .................................................                                                      (1,729,200)
    Income tax savings from dividends paid on ESOP shares .........                                                         149,300
    Net income ....................................................                                                       6,476,410
                                                                     ---------------------------------------------------------------
BALANCE AT SEPTEMBER 29, 1996 .....................................  11,051,690         552,585        38,679,630         3,782,917
    Stock dividend ................................................     552,205          27,610         3,837,825        (3,865,435)
    Cash dividend .................................................                                                      (2,041,623)
    Income tax savings from dividends paid on ESOP shares .........                                                         177,778
    Net income ....................................................                                                       7,790,487
                                                                     ---------------------------------------------------------------
BALANCE AT SEPTEMBER 28, 1997 .....................................  11,603,895         580,195        42,517,455         5,844,124
    Cash dividend .................................................                                                      (2,307,479)
    Stock acquired and retired ....................................    (153,000)         (7,650)         (556,920)       (1,003,726)
    Income tax savings from dividends paid on ESOP shares .........                                                         200,100
    Net income ....................................................                                                       8,213,869
                                                                     ---------------------------------------------------------------
BALANCE AT SEPTEMBER 27, 1998 .....................................  11,450,895      $  572,545      $ 41,960,535      $ 10,946,888
                                                                     ---------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          For the Fiscal Years Ended
                                                                               -------------------------------------------------
                                                                               September 27,    September 28,     September 29,
                                                                                        1998             1997              1996
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FORM OPERATING ACTIVITIES:
    Net income ..............................................................  $  8,213,869     $  7,790,487      $  6,476,410
    Gain on sale of The Lynde Company .......................................                     (1,324,827)
    Litigation and settlement costs relating to 1995 fire ...................    (1,083,866)       1,175,286
    Reconciliation to cash flows:
       Depreciation and amortization ........................................     1,993,112        1,686,622         1,477,228
       Deferred income taxes ................................................       750,894         (307,800)          230,511
       Earnings on other assets .............................................      (112,084)         (91,076)          (81,093)
       Loss (gain) from property disposals ..................................        20,992         (110,807)         (160,212)
       Changes in operating accounts (requiring) providing cash:
          Trade receivables .................................................      (318,699)      (1,377,706)          771,975
          Inventories .......................................................    (2,235,755)      (1,221,750)           79,925
          Accounts payable ..................................................      (759,243)        (979,850)       (1,981,770)
          Accrued liabilities ...............................................       116,463          383,058          (262,185)
          Other .............................................................      (458,631)          53,627           690,994
                                                                               ------------------------------------------------
    Net cash provided by operating activities ...............................     6,127,052        5,675,264         7,241,783

CASH FLOWS FORM INVESTING ACTIVITIES:
    Additions to property, plant and equipment ..............................    (5,051,641)      (4,017,543)       (4,299,071)
    Purchase of investments .................................................    (2,563,852)      (1,475,475)       (3,183,787)
    Sale of investments .....................................................                                          647,945
    Proceeds from property disposals ........................................       164,691          191,946           198,069
    Cash received on sale of assets and business of The Lynde Company .......                        500,000
    Payments received on notes receivable ...................................       288,708          196,120            55,293
                                                                               ------------------------------------------------
    Net cash used in investing activities ...................................    (7,162,094)      (4,604,952)       (6,581,551)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Debt repayment ..........................................................       (59,928)         (56,008)          (52,344)
    Cash dividends paid .....................................................    (2,204,740)      (1,881,408)       (1,581,870)
    Acquisition and retirement of stock .....................................    (1,568,296)
                                                                               ------------------------------------------------
    Net cash used in financing activities ...................................    (3,832,964)      (1,937,416)       (1,634,214)
                                                                               ------------------------------------------------
Net decrease in cash and cash equivalents ...................................    (4,868,006)        (867,104)         (973,982)
Cash and cash equivalents at beginning of year ..............................     8,065,021        8,932,125         9,906,107
                                                                               ------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ....................................  $  3,197,015     $  8,065,021      $  8,932,125
                                                                               ------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Note receivable on sale of land and building ............................                                     $  1,100,000
                                                                               ------------------------------------------------
    Note receivable on sale of The Lynde Company ............................                   $  2,090,083
                                                                               ------------------------------------------------
    Cash paid during the year for:
       Interest .............................................................  $     47,711     $     51,359      $     56,834
                                                                               ------------------------------------------------
       Income taxes .........................................................  $  5,739,297     $  4,334,567      $  3,942,596
                                                                               ------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS
     Hawkins Chemical, Inc. and its wholly owned subsidiary, Hawkins Water Treatment Group, Inc., are engaged in the wholesale trade of chemicals and chemical feeding and control equipment and the formulating and blending of specialty chemicals.

     BASIS OF CONSOLIDATION
     The financial statements include the consolidated accounts of Hawkins Chemical, Inc. and its wholly owned subsidiary (the Company). All significant inter-company transactions and balances have been eliminated. The Company's fiscal year is a 52/53-week year ending on the Sunday closest to September 30.

     CASH EQUIVALENTS
     Cash equivalents include all liquid debt instruments (primarily cash funds and certificates of deposit) purchased with an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

     INVESTMENTS AVAILABLE-FOR-SALE
     Investments classified as available-for-sale securities consist of insurance contracts and variable rate marketable securities (primarily municipal bonds and annuity contracts) that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity or changes in the availability or yield of alternative investments. These securities are carried at market value which approximates cost.

     INVENTORIES
     Inventories, consisting primarily of finished goods, are primarily valued at the lower of cost or net realizable value, with cost being determined using the last-in, first-out (LIFO) method. One division values its inventory using the first-in, first-out (FIFO) cost method (See Note 2).

     PROPERTY, PLANT AND EQUIPMENT
     Property is stated at cost and depreciated over the lives of the assets using both straight-line and declining-balance methods. Estimated lives are: 10 to 50 years for buildings and improvements; 3 to 15 years for machinery and equipment; 3 to 10 years for transportation equipment; and 3 to 10 years for office furniture and equipment.

     INTANGIBLES
     The excess of the purchase price and related costs over the fair value of the net assets acquired is being amortized over 15 or 40 years.

     INVESTMENTS HELD-TO-MATURITY
     Held-to-maturity securities consist of Minnesota municipal bonds which the Company has the intent and ability to hold to maturity, and are valued at amortized historical cost, increased for accretion of discounts and reduced by amortization of premiums, computed by the constant-yield method.

     RECOVERABILITY OF LONG-LIVED ASSETS
     The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset based on market value that is based on the discounted cash flows expected to be generated by the asset.

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

     EARNINGS PER SHARE
     Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share." Per share amounts for the fiscal years ended September 28, 1997 and September 29, 1996 have been restated for the adoption of SFAS No. 128. The per share amounts reported under SFAS No. 128 are not materially different than those calculated and presented under Accounting Principles Board Opinion No. 15. Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding.

     CONCENTRATION OF CREDIT RISK
     Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, investments available-for-sale and trade receivables. The Company sells its principal products to a large number of customers in many different industries. To reduce credit risk, the Company routinely assesses the financial strength of its customers. The Company invests its excess cash balances in certificates of deposit at a single financial institution. At September 27, 1998, the Company had certificates of deposit in excess of federally insured limits of approximately $3,100,000.

     At the end of fiscal 1998, the Company had an investment portfolio of fixed income securities, excluding $17,171,214 of those classified as cash and cash equivalents and variable rate securities, of $2,418,573. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact in income or cash flows.

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

     ACCOUNTING PRONOUNCEMENTS
     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income will include all changes in shareholders' equity except those resulting from investments by and distributions to owners. The Company will be required to adopt SFAS No. 130 in fiscal 1999. Such adoption is not expected to have a material impact on the Company.

     In June 1997, the FASB also issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments.

     The Company has not yet determined the effects SFAS No. 131 will have on the financial statements. The Company will be required to adopt SFAS No. 131 in fiscal 1999.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes I the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. Management has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations.


2.   INVENTORIES

Inventories consist of the following:

                                        September 27,      September 28,
                                                 1998               1997
-------------------------------------------------------------------------
Finished goods (FIFO basis) ........     $ 12,841,114       $  9,025,817
LIFO reserve .......................       (2,024,654)          (445,112)
                                        ---------------------------------
Net inventory ......................     $ 10,816,460       $  8,580,705
                                        ---------------------------------

Inventories valued under the LIFO method for the fiscal years ended September 27, 1998 and September 28, 1997, were approximately $12,238,000 and $7,796,000, respectively. The balance of the inventory was valued under the FIFO method.

In fiscal 1998, the LIFO reserve increased by $1,579,542. As a result, the ending LIFO cost was less than the ending cost determined using the first-in, first-out (FIFO) method by $2,024,654. The increase in the LIFO reserve was caused by a significant increase in the cost of a single, large-volume component of inventory.

3.   NOTES RECEIVABLE

At September 27, 1998 and September 28, 1997, the net balance outstanding on the note receivable from the sale of Tessman Seed was $615,091 and $733,432, respectively. On March 1, 1996, the balance of the note receivable was refinanced at the request of the borrower. The note receivable is due in equal installments of $146,466 with interest at 8%.

During 1996, the Company sold a building and realized a gain of approximately $142,000 on the sale. The Company received a $1,100,000 note receivable and cash of $108,188 at the time of the sale. The note receivable is secured by the building and is due in monthly installments of $9,201 including interest at 8% through January 1, 2004, when the remaining balance of $849,985 is due. At September 27, 1998 and September 28, 1997, the balance outstanding was $1,033,629 and $1,060,186, respectively.

In 1997, the Company sold the inventory and operations of The Lynde Company (Lynde), a wholly owned subsidiary which specialized in swimming pool chemicals, for approximately $2,590,000. The Company recorded a gain on the sale of $1,324,827. At closing, the Company received $500,000 cash and a note receivable for the balance. The note receivable requires principal payments through March 2002 plus interest at 8%. At September 27, 1998 and September 28, 1997, the balance outstanding on the note receivable was $1,925,230 and $2,069,040, respectively. Revenues from Lynde for the fiscal years ended September 28, 1997 and September 29, 1996 were $725,500 and $3,413,200, respectively. Lynde recorded a net loss in 1997 of $19,600 through the effective date of the sale and net income for the year ended September 29, 1996 of $195,300.

4.   LONG-TERM DEBT

Long-term debt at September 27, 1998 and September 28, 1997 is summarized as follows:

                                           1998          1997
-------------------------------------------------------------
Note payable, due in annual
   installments to 2002 ...........   $ 512,525     $ 572,453
Less current portion ..............      89,123        59,928
                                      -----------------------
Total .............................   $ 423,402     $ 512,525
-------------------------------------------------------------

Long-term debt maturities for the five fiscal years subsequent to 1998 are: 1999
- $89,123, 2000 - $95,362, 2001 - $102,037, 2002 - $109,180 and 2003 - $116,823.

5.   SHAREHOLDERS' EQUITY

The stock dividends in 1997 and 1996 were accounted for by transferring the fair value of the issued stock from retained earnings to the categories of permanent capitalization as common stock (par value) and additional paid-in capital. During 1998, the Company acquired and retired 153,000 shares of common stock for $1,568,296.

6.   LEASES

The Company has various operating leases for land and buildings on which some of its operations are located. Total rental expense for the years ended September 27, 1998, September 28, 1997 and September 29, 1996 was $47,612, $46,003 and
$60,955, respectively. Future minimum lease payments due under operating leases with an initial term of one year or more at September 27, 1998 are $8,596 in 1999.

7.   PENSION AND EMPLOYEE STOCK OWNERSHIP PLANS

The Company has a defined contribution pension plan covering substantially all of its non-union employees. Pension expense for the years ended September 27, 1998, September 28, 1997 and September 29, 1996 was $545,650, $459,367 and
$425,398, respectively. The Company's cost for the pension plan is determined as 7% of each employee's covered compensation. Amounts charged to pension expense and contributed to union multi-employer pension plans (not included in the above amounts) were not material. It is the Company's policy to fund all pension costs accrued.

The Company has an employee stock ownership plan covering substantially all of its non-union employees. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. Contributions for the years ended September 27, 1998, September 28, 1997 and September 29, 1996 were $984,455, $889,979 and $824,955, respectively. The Company does not currently offer any post-retirement benefits, deferred stock or stock-based compensation plans.

8.   CONTINGENCIES

During 1995, the Company had a fire in the office/warehouse of The Lynde Company, a former wholly owned subsidiary. Charges of $1,771,439 in 1997 and $750,000 in 1995 were recorded to cover legal fees and settlement costs in connection with the Company's defense of a lawsuit filed against it as a result of the fire. As of September 27, 1998, the Company has paid approximately $2,728,000 in settlement and legal costs. Most of the claimants have now been paid under a settlement agreement and the Company believes those claims remaining will be covered by the Company's umbrella insurer as to the cost of defense and claims payment. The Company's insurer denied coverage and refused to defend the lawsuit. At September 27, 1998 the Company was in litigation against its insurers to recover the legal and settlement costs (see Note 10).

In addition, the Company is involved in various legal actions arising from the normal course of business. Management is of the opinion that any judgement or settlement resulting from pending or threatened litigation would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

9.   INCOME TAXES

The provisions (benefits) for income taxes are as follows:

                                                  1998          1997           1996
------------------------------------------------------------------------------------
Federal - current                           $3,316,868    $4,143,883     $3,011,755
States - current                             1,167,300     1,099,687        799,010
Deferred                                       751,000      (307,800)       159,876
                                           ----------------------------------------
     Total                                   $5,235,168    $4,935,770     $3,970,641
                                           ----------------------------------------

A reconciliation of the provision for income taxes, based on income from continuing operations, to the applicable federal statutory income tax rate of 35% is as follows:

                                                  1998           1997          1996
-----------------------------------------------------------------------------------
Statutory federal income tax               $ 4,707,163   $ 4,454,190    $ 3,656,468
State income taxes, net of federal
  deduction                                    770,418       687,454        549,531
Tax-exempt income                             (122,876)     (108,856)       (97,325)
Other, net                                    (119,537)      (97,018)      (138,033)
                                           ----------------------------------------
     Total                                 $ 5,235,168   $ 4,935,770    $ 3,970,641
                                           ----------------------------------------

The tax effects of items comprising the Company's net deferred tax asset (liability) are as follows:

                                                  1998            1997
----------------------------------------------------------------------
Current deferred taxes:
  Trade receivables                        $   150,000     $   154,000
  Inventory                                    411,000         750,000
  Accruals                                     164,500         544,000
                                           ---------------------------
     Total*                                $   725,500     $ 1,448,000
                                           ---------------------------

Noncurrent deferred taxes:
  Gain on sale of
    The Lynde Company                      $  (399,500)    $  (456,000)
  Property basis difference                   (612,000)       (527,000)
                                           ---------------------------
     Total                                 $(1,011,500)    $  (983,000)
                                           ---------------------------

*Included in prepaid expenses and other on the consolidated balance sheets.

10.  SUBSEQUENT EVENT

Subsequent to the end of fiscal 1998, the Company has prevailed against its insurers in connection with the 1995 warehouse fire at The Lynde Company, a former wholly owned subsidiary. The Company has received payment of $2,728,000, which covers substantially all of its settlement and legal costs from 1995 through September 27, 1998. The Company's results of operations for its first fiscal quarter of 1999 will include $2,728,000 associated with this settlement.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Hawkins Chemical, Inc.:

We have audited the accompanying consolidated balance sheets of Hawkins Chemical, Inc. and its subsidiary (the Company) as of September 27, 1998 and September 28, 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 27, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hawkins Chemical, Inc. and its subsidiary at September 27, 1998 and September 28, 1997 and the results of their operations and their cash flows for each of the three years in the period ended September 27, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 3, 1998

SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------------
Year Ended September                                1998             1997             1996             1995             1994
---------------------------------------------------------------------------------------------------------------------------------
Sales from continuing operations                $ 94,722,511     $ 87,745,980     $ 80,886,062     $ 83,332,624     $ 71,423,471
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                  8,213,869        7,790,487        6,476,410        5,723,963        5,044,410
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share
from continuing operations                               .71              .67              .56              .49              .44
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per common share                 .20              .18              .15              .19              .11
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends paid per common share                     .19              .16              .14              .19              .11
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                      66,535,475       63,652,616       56,487,356       53,690,814       45,974,984
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                       423,402          512,525          572,453          628,461          680,805
---------------------------------------------------------------------------------------------------------------------------------

     All per share data has been restated to reflect the 5% stock dividends in 1997, 1996 and 1994 and the 10% stock dividend in 1995.


SECURITIES MARKET MAKERS - Herzog, Heine, Geduld, Inc., New York, NY; John G.
                           Kinnard and Company, Inc., Minneapolis, MN; S.J. Wolfe and Co., Dayton, OH


SUMMARY OF OPERATIONS BY QUARTER (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                           First Quarter     Second Quarter      Third Quarter     Fourth Quarter         Total Year
(DOLLARS IN THOUSANDS EXCEPT PER           1998     1997      1998     1997      1998     1997     1998      1997      1998     1997
SHARE DATA)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                               $22,667  $19,936   $22,316  $20,673   $25,720  $23,867   $24,020  $23,270   $94,723  $87,746
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                              5,116    4,165     4,890    4,426     6,182    5,900     6,154    6,841    22,342   21,332
------------------------------------------------------------------------------------------------------------------------------------
Net income                                1,898    1,456     1,717    1,478     2,229    2,963     2,370    1,893     8,214    7,790
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share        .16      .13       .15      .13       .19      .26       .20      .16       .71      .67
------------------------------------------------------------------------------------------------------------------------------------

QUARTERLY STOCK DATA

                           High       Low
-------------------------------------------
Fiscal 1998
     4th Quarter         $12 1/8    $ 9 7/8
    ---------------------------------------
     3rd Quarter          14         11 1/4
    ---------------------------------------
     2nd Quarter          11 3/8      9 3/4
    ---------------------------------------
     1st Quarter          12 3/4      9 1/2
    ---------------------------------------
Fiscal 1997
     4th Quarter          10 1/4      7 7/8
    ---------------------------------------
     3rd Quarter           9          6 1/2
    ---------------------------------------
     2nd Quarter           7          6
    ---------------------------------------
     1st Quarter           8          5 1/2
    ---------------------------------------

The common stock of Hawkins Chemical, Inc. is as quoted on the NASDAQ National Market System. The price information represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 786 common shareholder accounts on September 27, 1998. The prices are adjusted to reflect the 5% stock dividend that occurred on April 11, 1997.