Form 10-K405, Exhibit 13
period 1999-10-03
HAWKINS CHEMICAL INC
filed 2000-01-03
CIK 46250

SELECTED FINANCIAL DATA TABLE
--------------------------------------------------------------------------------

Fiscal Year                         1999             1998             1997             1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------------
Sales from
continuing
operations                   $95,459,661      $94,722,511      $87,745,980      $80,886,062      $83,332,624      $71,423,471
-----------------------------------------------------------------------------------------------------------------------------
Income from
continuing
operations                     9,698,642        8,213,869        7,790,487        6,476,410        5,723,963        5,044,410
-----------------------------------------------------------------------------------------------------------------------------
Basic and diluted
earnings per
common share
from continuing
operations                           .87              .71              .67              .56              .49              .44
-----------------------------------------------------------------------------------------------------------------------------
Cash dividends declared
per common share                     .27              .20              .18              .15              .19              .11
-----------------------------------------------------------------------------------------------------------------------------
Cash dividends
paid per
common share                         .25              .19              .16              .14              .12              .11
-----------------------------------------------------------------------------------------------------------------------------
Total assets                  68,999,827       66,535,475       63,652,616       56,487,356       53,690,814       45,974,984
-----------------------------------------------------------------------------------------------------------------------------
Long-term debt                   328,040          423,402          512,525          572,453          628,461          680,805
-----------------------------------------------------------------------------------------------------------------------------

ALL PER SHARE DATA HAS BEEN RESTATED TO REFLECT THE 5% STOCK DIVIDENDS IN 1997, 1996 AND 1994 AND THE 10% STOCK DIVIDEND IN 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     THE INFORMATION CONTAINED IN THIS ANNUAL REPORT INCLUDES FORWARD-LOOKING STATEMENTS AS DEFINED IN SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING DEMAND FROM MAJOR CUSTOMERS, COMPETITION, CHANGES IN PRODUCT OR CUSTOMER MIX OR REVENUES, CHANGES IN PRODUCT COSTS AND OPERATING EXPENSES, AND OTHER FACTORS DISCLOSED THROUGHOUT THIS ANNUAL REPORT AND THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ACTUAL RESULTS THAT THE COMPANY ACHIEVES MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE ANY FORWARD-LOOKING STATEMENTS IN ORDER TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE OF THIS REPORT. READERS ARE URGED TO CAREFULLY REVIEW AND CONSIDER THE VARIOUS DISCLOSURES MADE BY THE COMPANY IN THIS REPORT AND IN THE COMPANY'S OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ATTEMPT TO ADVISE INTERESTED PARTIES OF THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.


OVERALL SUMMARY

     Net sales in fiscal 1999 increased 0.8% to $95,459,661 from $94,722,511 in fiscal 1998. Net income in fiscal 1999 increased 18.1% to $9,698,642 from $8,213,869 in fiscal 1998. Basic and diluted earnings per share in fiscal 1999 were $.87 compared to $.71 in fiscal 1998. Return on average shareholders' equity was 17.8% for 1999, compared to 16.0% for fiscal 1998. Book value per share at October 3, 1999 was $5.07 compared to $4.67 one year ago.

RESULTS OF OPERATIONS

     The general economic environment in our markets has improved slightly with the overall improvement in the economy. While this improvement had a favorable impact on earnings, management will continue to focus efforts on programs aimed at improving profitability and controlling costs.

NET SALES
     For the year ended October 3, 1999, sales increased $737,150, a 0.8% increase from 1998, due to a decrease of $57,762 in Industrial segment sales and an increase of $794,912 in Water Treatment segment sales. The Industrial decrease is due to a significant decrease in the selling price of caustic soda partially offset by an increase in volumes of caustic soda and the majority of other product sales in this segment. The Water Treatment segment increase is due to an increase in volumes.

     For the year ended September 27, 1998, sales increased $6,976,531, an 8.0% increase from fiscal 1997, due to an increase of $5,281,794 in the Industrial segment sales, and $1,694,737 in the Water Treatment segment sales. The Industrial segment sales increased due to an increase in the volume and selling price (and the cost) of caustic soda and to increasing business in food grade products and pharmaceutical chemicals, which accounted for slightly more than one-half of the increase. The increase in Water Treatment segment sales was due to an increase in volumes.

GROSS MARGINS
     Gross margin, as a percentage of sales, was 25.1% in fiscal 1999, 23.6% in fiscal 1998 and 24.3% in fiscal 1997. The gross margin variations are due to a number of variables in the segments as explained below.

     Gross margin, as a percentage of sales, for the Industrial segment was 22.5% in fiscal 1999, 22.0% in fiscal 1998 and 22.8% in fiscal 1997. The 1999 increase over 1998 was due to the Company's ability to maintain relatively constant profit margins of a major product line while the cost of the materials were decreasing. The 1998 decrease over 1997 was due to lower profit margins on a major product line while the cost and selling price of the product line was increasing throughout the year. The Company attempts to maintain relatively constant dollar margins as the cost of this product line increases and decreases. The cost of this product is normally subject to fluctuations and such fluctuations are expected to continue in future periods. By maintaining relatively stable dollar margins, the gross margin percentage will decrease when the cost of the product is increasing and will increase when the cost of the product is decreasing. The Company has also generally been able to, and expects to continue to, adjust its selling prices as the cost of materials and other expenses change, thereby maintaining relatively stable gross margins.

     The Company's caustic soda operations are located on the Mississippi River, enabling the Company to receive caustic soda through barge transportation. When the river has flooded, the Company has received caustic soda by tank cars. Although the use of tank cars has resulted in additional costs, results of operations have not been materially impacted. Based on this experience, the Company does not expect any future flooding to have a material impact on the Company's financial condition, results of operations, or cash flows.

     Gross margin, as a percentage of sales, for the Water Treatment segment was 31.2% in fiscal 1999, 27.4% in fiscal 1998 and 27.9% in fiscal 1997. The 1999 increase over 1998 was due to a decrease in materials costs. The 1998 gross margin was relatively constant versus 1997.

SELLING, GENERAL AND ADMINISTRATIVE
     Selling, general and administrative expenses increased 8.8% and 7.1% in fiscal 1999 and fiscal 1998 respectively, over the previous years. The 1999 increase over 1998 was mainly due to increases in the sales staff and to increases in employee salaries and benefits costs. The 1998 increase over 1997 was due to increases in employee salaries and benefits cost and to costs related to upgrading the computer and phone systems.

LITIGATION AND SETTLEMENT COSTS RELATED TO 1995 FIRE
     The Company paid and expensed $2.9 million in settlement and legal costs and for other costs in connection with the Company's defense of a lawsuit filed against it in Minnesota entitled DONNA M. COOKSEY, ET AL. V. HAWKINS CHEMICAL, INC. AND THE LYNDE COMPANY. The plaintiffs in the lawsuit sought damages for personal injury and other damages alleged to have been caused by the release of hazardous substances as a result of a fire at an office/warehouse facility occupied by The Lynde Company, formerly a wholly owned subsidiary of the Company. The Company entered into a Settlement Agreement with the plaintiffs. Most, but not all, of the claimants have now been paid under the Settlement Agreement.

     The Company's primary and umbrella insurers denied coverage and refused to defend the lawsuit. During fiscal 1999, the Company prevailed in its claims against its insurers and has been reimbursed $2,851,708 for substantially all of its settlement and legal expenses. In addition, the Company anticipates that the defense and payment of the remaining claims, of approximately 17 claimants, will be covered by the umbrella insurer.

SPECIAL CHARGES
     The Company entered into termination agreements with three former employees due to corporate organizational changes. During fiscal 1999, the Company recorded Special Charges in the Statement of Income of $1,112,127.

OTHER INCOME
     Interest income decreased 9.4% in fiscal 1999 as compared to the previous year due to investing a larger amount of the cash available for investment in tax-free municipal bonds, which generally have a lower rate of return, since earnings from them are not taxable for Federal income tax purposes. Interest income was up 7.3% in fiscal 1998 as compared to the previous year due to a higher rate of return on the cash available for investments. Interest expense decreased in fiscal 1999 and fiscal 1998 as compared to the previous year. Most of the interest expense is the result of the Company issuing a note payable to the seller in connection with the acquisition of the assets of Industrial Chemical & Equipment Company in 1993. The gain on the sale of The Lynde Company relates to the Company's sale of the subsidiary on May 29, 1997. Other miscellaneous income increased in fiscal 1999 as compared to fiscal 1998 and decreased in fiscal 1998 as compared to fiscal 1997 due to gains on the sale of land in fiscal 1999 and fiscal 1997.

PROVISION FOR INCOME TAXES
     The effective income tax rate was 39.4% for the fiscal year ended October 3, 1999, 38.9% for the fiscal year ended September 27, 1998, and 38.8% for the fiscal year ended September 28, 1997. The 1999 increase over 1998 was due to incremental income taxed at a higher rate. The 1998 difference from 1997 was due mainly to variations in tax-free income on investments in municipal bonds.

INFLATION
     Inflation has not had a significant impact on the Company during the past three fiscal years, as selling prices have generally been adjusted as the cost of materials and other expenses have changed. On occasion, however, slight fluctuations in the cost of a single, large-volume product historically have not been reflected in the selling price of that product.

FINANCIAL CONDITION

LIQUIDITY
     Cash provided by operations in fiscal 1999 was $13,847,248 compared with $6,127,052 in fiscal 1998 and $5,675,264 in fiscal 1997. The increase in fiscal 1999 over 1998 was due primarily to a decrease in inventories caused by the decrease in the cost of a major product line and recovery of the litigation expenses. The increase in fiscal 1998 over 1997 was due primarily to the increase in net income.

     Cash and investments available-for-sale increased by $4,461,930 to $22,202,874 at the end of fiscal 1999. The Company is investing excess cash primarily in conservative investments. Cash equivalents consist of bank certificates of deposit having a maturity of three months or less. Investments consist of investment contracts with high-rated, stable insurance companies and marketable securities consisting of variable rate municipal bonds carried at fair value which approximates cost. Cash equivalents and investments are highly liquid and are available upon demand generally with only a minor penalty.

     In fiscal 1997, the Company sold the inventory and operations of The Lynde Company, a wholly-owned subsidiary which specialized in swimming pool chemicals, for approximately $2,590,000. The Company recorded a gain on the sale of approximately $1.3 million. At closing, the Company received $500,000 cash and a note receivable for the balance. The term of the note receivable is six years and is due March 2003; it bears interest at 8%.

CAPITAL EXPENDITURES
     Capital expenditures in fiscal 1999, 1998 and 1997 were $2,449,894, $5,051,641 and $4,017,543, respectively. Of the 1999 capital expenditures, transportation equipment additions accounted for $0.9 million, building improvements and additions amounted to $0.8 million, and warehouse, laboratory and office machinery and equipment accounted for $0.7 million.

COMMON STOCK REPURCHASES
     During fiscal 1999, the Company acquired and retired 499,614 shares of common stock for $4,888,288. During fiscal 1998, the Company acquired and retired 153,000 shares of common stock for $1,568,296.

OUTLOOK
     Management does not anticipate the need for stock or debt issuances in the short or long-term, as cash, investments and cash flows from operations have been more than adequate to fund working capital, capital investments, dividend needs and common stock repurchases. If the need for additional financing arises, however, management will consider issuance of debt or equity if such financing can be obtained on favorable terms. Although management continually looks for companies to acquire and for ways to modernize its facilities and equipment, no material commitments for acquisitions or capital expenditures currently exist, except that approximately $4,000,000 has been committed for the construction of a facility in St. Paul on the Mississippi River.

     Other than as discussed above, management is not aware of any matters or trends that have materially affected the results of operations for fiscal 1999 that are not expected to have either short or long-term implications, nor is it aware of any trends or other matters that have not materially affected results in fiscal 1999 but are expected to have a material effect on future periods.

YEAR 2000 READINESS
     As generally known, the Year 2000 issue pertains to the inability of some computer hardware and software and other electronic devices to operate properly as January 1, 2000 approaches, and beyond. The Company has taken actions intended to minimize the impact of the Year 2000 issue, although it is impossible to eliminate these risks entirely.

     The Company's major information technology (IT) systems and infrastructure have been upgraded or replaced in the ordinary course of business over the last three years. Approximately $608,000 has been spent through October 3, 1999, to upgrade the Company's primary IT systems, IT infrastructure and security systems, and to replace the telephone, voicemail, and timekeeping systems to Year 2000 compliant systems.

     The Company implemented a Year 2000 compliance testing program of its hardware, software and equipment. Testing included, but was not limited to, IT systems, IT infrastructure, security systems, telephone systems, manufacturing and laboratory equipment, and timekeeping systems.

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

     While third party risk related to the Year 2000 issues is difficult to quantify or control, the Company has taken steps to try to minimize the potential adverse effect that could arise. The Company has sent Year 2000 surveys to its suppliers asking for the compliance status of suppliers' products and internal operations. The responses received by the Company indicate that most of its suppliers expect to be Year 2000 compliant. The Company developed third party contingency plans as it identified partners evidencing inadequate Year 2000 preparations. Contingency plans include plans to accumulate extra inventory and/or establish alternative sources of supply and channels of distribution. However, even with diligent planning, third party providers pose an uncertain risk that cannot be entirely eliminated.

     Due to the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 issue readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 issue failures will have a material impact on the Company's results of operations, liquidity, or financial condition.

MARKET RISK
     At the end of fiscal 1999, the Company had an investment portfolio of fixed income securities of $2,304,188, excluding $21,847,878 of those classified as cash and cash equivalents and variable rate securities. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact in income or cash flows.

ACCOUNTING PRONOUNCEMENTS
     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In July 1999, FASB issued SFASNo. 137 delaying the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000, with earlier adoption encouraged. Management has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations. The Company will be required to adopt SFAS No. 133 in fiscal 2001.

STATEMENTS OF INCOME

                                                                             For the Fiscal Years Ended
                                                             ------------------------------------------------------
                                                               October 3,        September 27,        September 28,
                                                                     1999                 1998                 1997
Net sales .................................................  $ 95,459,661         $ 94,722,511         $ 87,745,980
Cost of sales .............................................   (71,515,491)         (72,380,576)         (66,413,954)
                                                             ------------------------------------------------------
Gross profit ..............................................    23,944,170           22,341,935           21,332,026
Selling, general and administrative expenses ..............   (11,066,346)         (10,170,255)          (9,499,558)
Litigation settlement proceeds ............................     2,851,708
Litigation and settlement costs relating to 1995 fire .....                                              (1,771,439)
Special charges ...........................................    (1,112,127)
                                                             ------------------------------------------------------
Income from operations ....................................    14,617,405           12,171,680           10,061,029
Other income (deductions):
   Interest income ........................................     1,121,939            1,237,789            1,153,322
   Interest expense .......................................       (36,867)             (43,516)             (47,439)
   Gain on sale of The Lynde Company ......................                                               1,324,827
   Miscellaneous ..........................................       303,095               83,084              234,518
                                                             ------------------------------------------------------
        Total other income, net ...........................     1,388,167            1,277,357            2,665,228
                                                             ------------------------------------------------------

INCOME BEFORE INCOME TAXES ................................    16,005,572           13,449,037           12,726,257
Provision for income taxes ................................    (6,306,930)          (5,235,168)          (4,935,770)
                                                             ------------------------------------------------------

NET INCOME ................................................  $  9,698,642         $  8,213,869         $  7,790,487
                                                             ------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING .............    11,130,970           11,594,752           11,603,895
                                                             ------------------------------------------------------

BASIC AND DILUTED EARNINGS PER SHARE ......................  $       0.87         $       0.71         $       0.67
                                                             ------------------------------------------------------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

BALANCE SHEETS

                                                                                         October 3,      September 27,
                                                                                               1999               1998
----------------------------------------------------------------------------------------------------------------------
ASSETS
   CURRENT ASSETS:
      Cash and cash equivalents ....................................................    $ 4,778,174        $ 3,197,015
      Investments available-for-sale ...............................................     17,424,700         14,543,929
      Trade receivables - less allowance for doubtful
         accounts:  1999, $380,000; 1998, $378,726 .................................     11,329,211         11,436,690
      Notes receivable .............................................................        301,920            271,027
      Inventories ..................................................................      8,379,228         10,816,460
      Prepaid expenses and other ...................................................      2,536,448          1,848,662
                                                                                        -----------        -----------
           Total current assets ....................................................     44,749,681         42,113,783

   PROPERTY, PLANT AND EQUIPMENT:
      Land .........................................................................        631,662            645,194
      Buildings and improvements ...................................................     18,368,313         17,593,650
      Machinery and equipment ......................................................      7,674,678          7,302,134
      Transportation equipment .....................................................      5,693,192          5,211,745
      Office furniture and equipment ...............................................      2,100,029          1,978,677
                                                                                        -----------        -----------
                                                                                         34,467,874         32,731,400
      Less accumulated depreciation ................................................     15,802,875         14,307,911
                                                                                        -----------        -----------
           Net property, plant and equipment .......................................     18,664,999         18,423,489

   OTHER ASSETS:
      Intangible assets - less accumulated
         amortization:  1999, $456,113; 1998, $393,015 .............................        601,101            664,199
      Investments held-to-maturity .................................................      1,949,192          1,848,843
      Notes receivable - noncurrent ................................................      2,844,220          3,302,923
      Other ........................................................................        190,634            182,238
                                                                                        -----------        -----------
         Total other assets ........................................................      5,585,147          5,998,203
                                                                                        -----------        -----------
TOTAL ASSETS .......................................................................    $68,999,827        $66,535,475
                                                                                        -----------        -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES:
      Accounts payable - trade .....................................................    $ 5,032,268        $ 4,970,341
      Current portion of long-term debt ............................................         95,362             89,123
      Dividends payable ............................................................      1,314,154          1,147,090
      Accrued payroll and employee benefits ........................................      2,106,213          3,245,815
      Container deposits ...........................................................      1,545,255          1,503,889
      Other accruals ...............................................................      1,187,167            664,347
                                                                                        -----------        -----------
           Total current liabilities ...............................................     11,280,419         11,620,605
   LONG-TERM DEBT ..................................................................        328,040            423,402
   OTHER LONG-TERM LIABILITIES .....................................................        786,202
   DEFERRED INCOME TAXES ...........................................................      1,029,950          1,011,500
   COMMITMENTS AND CONTINGENCIES (NOTES 4, 6 AND 9)
   SHAREHOLDERS' EQUITY:
      Common stock - authorized: 30,000,000 shares of $.05 par value; issued and
        outstanding:  1999 - 10,951,281 shares; 1998 - 11,450,895 shares ...........        547,564            572,545
      Additional paid-in capital ...................................................     40,129,749         41,960,535
      Retained earnings ............................................................     14,897,903         10,946,888
                                                                                        -----------        -----------
         Total shareholders' equity ................................................     55,575,216         53,479,968
                                                                                        -----------        -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................................    $68,999,827        $66,535,475
                                                                                        -----------        -----------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      Common Stock                    Additional
                                              -------------------------------           Paid-in              Retained
                                                Shares               Amount             Capital              Earnings
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 29, 1996 ..............  11,051,690         $    552,585         $ 38,679,630         $  3,782,917

   Stock dividend ..........................     552,205               27,610            3,837,825           (3,865,435)
   Cash dividend ...........................                                                                 (2,041,623)
   Income tax savings from
       dividends paid on ESOP shares .......                                                                    177,778
   Net income                                                                                                 7,790,487
                                              -------------------------------------------------------------------------
BALANCE AT SEPTEMBER 28, 1997 ..............  11,603,895              580,195           42,517,455            5,844,124

   Cash dividend ...........................                                                                 (2,307,479)
   Stock acquired and retired ..............    (153,000)              (7,650)            (556,920)          (1,003,726)
   Income tax savings from
       dividends paid on ESOP shares .......                                                                    200,100
   Net income ..............................                                                                  8,213,869
                                              -------------------------------------------------------------------------
BALANCE AT SEPTEMBER 27, 1998 ..............  11,450,895              572,545           41,960,535           10,946,888

   Cash dividend ...........................                                                                 (2,981,686)
   Stock acquired and retired ..............    (499,614)             (24,981)          (1,830,786)          (3,032,521)
   Income tax savings from
       dividends paid on ESOP shares .......                                                                    266,580
   Net income ..............................                                                                  9,698,642
                                              -------------------------------------------------------------------------

BALANCE AT OCTOBER 3, 1999 .................  10,951,281         $    547,564         $ 40,129,749         $ 14,897,903
                                              -------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS

                                                                                          For the Fiscal Years Ended
                                                                            ------------------------------------------------------
                                                                              October 3,        September 27,        September 28,
                                                                                    1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                               $  9,698,642         $  8,213,869         $  7,790,487
   Gain on sale of The Lynde Company .....................................                                              (1,324,827)
   Litigation and settlement costs relating to 1995 fire .................                         (1,083,866)           1,175,286
   Reconciliation to cash flows:
      Depreciation and amortization ......................................     2,099,491            1,993,112            1,686,622
      Deferred income taxes ..............................................      (970,950)             750,894             (307,800)
      Earnings on other assets ...........................................      (108,745)            (112,084)             (91,076)
      Loss (gain) from property disposals ................................      (256,808)              20,992             (110,807)
      Changes in operating accounts (requiring) providing cash:
           Trade receivables .............................................       107,479             (318,699)          (1,377,706)
           Inventories ...................................................     2,437,232           (2,235,755)          (1,221,750)
           Accounts payable ..............................................        61,927             (759,243)            (979,850)
           Accrued liabilities ...........................................       210,786              116,463              383,058
           Other .........................................................       568,194             (458,631)              53,627
                                                                            ------------------------------------------------------
   Net cash provided by operating activities .............................    13,847,248            6,127,052            5,675,264

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment ............................    (2,449,894)          (5,051,641)          (4,017,543)
   Purchase of investments ...............................................    (4,766,585)          (2,563,852)          (1,475,475)
   Sale of investments ...................................................     1,885,814
   Proceeds from property disposals ......................................       428,799              164,691              191,946
   Cash received on sale of assets and business of The Lynde Company .....                                                 500,000
   Payments received on notes receivable .................................       427,810              288,708              196,120
                                                                            ------------------------------------------------------
   Net cash used in investing activities .................................    (4,474,056)          (7,162,094)          (4,604,952)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Debt repayment ........................................................       (89,123)             (59,928)             (56,008)
   Cash dividends paid ...................................................    (2,814,622)          (2,204,740)          (1,881,408)
   Acquisition and retirement of stock ...................................    (4,888,288)          (1,568,296)
                                                                            ------------------------------------------------------
   Net cash used in financing activities .................................    (7,792,033)          (3,832,964)          (1,937,416)
                                                                            ------------------------------------------------------
Net increase (decrease) in cash and cash equivalents .....................     1,581,159           (4,868,006)            (867,104)

Cash and cash equivalents at beginning of year ...........................     3,197,015            8,065,021            8,932,125
                                                                            ------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR .................................  $  4,778,174         $  3,197,015         $  8,065,021
                                                                            ------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Note receivable on sale of The Lynde Company ..........................                                            $  2,090,083
                                                                            ------------------------------------------------------
   Cash paid during the year for:
      Interest ...........................................................  $     43,106         $     47,711         $     51,359
                                                                            ------------------------------------------------------
      Income taxes .......................................................  $  6,079,339         $  5,739,297         $  4,334,567
                                                                            ------------------------------------------------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS
AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Hawkins Chemical, Inc. (the Company) has two reportable segments: Industrial and Water Treatment. The Industrial segment specializes in providing industrial chemicals and services to the energy, electronics, and plating industries. In addition, the Industrial segment provides products and services to food manufacturers and processing plants and the pharmaceutical industry.The Water Treatment segment specializes in providing water and waste-water treatment equipment and chemicals and services relating to the testing of water samples. Prior to December 30, 1998, the basis of the financial statements included the accounts of Hawkins Chemical, Inc. and its' wholly-owned subsidiary, Hawkins Water Treatment Group, Inc. All significant inter-company transactions and balances have been eliminated. Effective December 30, 1998, the subsidiary was merged into Hawkins Chemical, Inc.

FISCAL YEAR
The Company's fiscal year is a 52/53-week year ending on the Sunday closest to September 30. The fiscal year ended October 3, 1999, was a fifty-three week year and the fiscal years ended September 27, 1998 and September 28, 1997 were fifty-two week years.

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

EARNINGS PER SHARE
Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding.

COMPREHENSIVE INCOME
On September 28, 1998, the Company retroactively adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes all changes in shareholders' equity except those resulting from investments by and distributions to owners. SFAS No. 130 is not currently applicable for the Company because the Company did not have any material items of other comprehensive income in any of the periods presented.

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, investments available-for-sale and trade receivables. The Company sells its principal products to a large number of customers in many different industries. To reduce credit risk, the Company routinely assesses the financial strength of its customers. The Company invests its excess cash balances in certificates of deposit at a single financial institution. At October 3, 1999, the Company had certificates of deposits in excess of federally insured limits of approximately $4,700,000.

At the end of fiscal 1999, the Company also had an investment portfolio of fixed income securities, excluding $21,847,878 of those classified as cash and cash equivalents and variable rate securities, of $2,304,188. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. However, the Company has the ability to hold its fixed income investments until maturity and therefore the Company would not expect to recognize an adverse impact in income or cash flows.

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

ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In July 1999, FASB issued SFAS No. 137 delaying the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000, with earlier adoption encouraged. Management has not yet determined the effects SFAS No. 133 will have on its financial position or the results of its operations. The Company will be required to adopt SFASNo. 133 in fiscal 2001.


2. INVENTORIES

Inventories consist of the following:

                                              October 3,      September 27,
                                                    1999               1998
---------------------------------------------------------------------------
Finished goods (FIFO basis).......            $8,949,497        $12,841,114
LIFO reserve......................              (570,269)        (2,024,654)
                                              -----------------------------
Net inventory.....................            $8,379,228        $10,816,460
                                              -----------------------------

Inventories valued under the LIFO method for the fiscal years ended October 3, 1999 and September 27, 1998, were approximately $8,876,432 and $12,238,000, respectively. The balance of the inventory was valued under the FIFO method.

In fiscal 1999, the LIFO reserve decreased by $1,454,385. As a result, the ending LIFO cost was less than the ending cost determined using the first-in, first-out (FIFO) method by $570,269. The decrease in the LIFO reserve was caused by a significant decrease in the cost of a single, large-volume component of inventory.

3. NOTES RECEIVABLE

At October 3, 1999 and September 27, 1998, the net balance outstanding on a note receivable from the sale of Tessman Seed was $468,625 and $615,091, respectively. The note receivable is due in equal installments of $146,466 with interest at 8%.

The balance outstanding on a note receivable from the sale of a building was $1,004,869 and $1,033,629 at October 3, 1999 and September 27, 1998,
respectively. The note receivable is secured by the building and is due in monthly installments of $9,201 including interest at 8% through January 1, 2004, when the remaining balance of $849,985 is due.

In fiscal 1997, the Company sold the inventory and operations of The Lynde Company (Lynde), a wholly owned subsidiary which specialized in swimming pool chemicals, for approximately $2,590,000. The Company recorded a gain on the sale of $1,324,827. At closing, the Company received $500,000 cash and a note receivable for the balance. The note receivable requires principal payments through March 2003 plus interest at 8%. At October 3, 1999 and September 27, 1998, the balance outstanding on the note receivable was $1,672,646 and $1,925,230, respectively. Revenues from Lynde for the fiscal year ended September 28, 1997 were $725,500 and recorded a net loss in 1997 of $19,600 through the effective date of the sale.


4. LONG-TERM DEBT

Long-term debt at October 3, 1999 and September 27, 1998 is summarized as follows:

                                       1999            1998
-----------------------------------------------------------
Note payable, due in annual
   installments to 2002 .........  $423,402        $512,525
Less current portion ............    95,362          89,123
                                   ------------------------
Total ...........................  $328,040        $423,402
-----------------------------------------------------------

Long-term debt maturities for the five fiscal years subsequent to 1999 are: 2000
- $95,362, 2001 - $102,037, 2002 - $109,180 and 2003 - $116,823.

5. SHAREHOLDERS' EQUITY

The stock dividend in fiscal 1997 was accounted for by transferring the fair value of the issued stock from retained earnings to the categories of permanent capitalization as common stock (par value) and additional paid-in capital. During fiscal 1999, the Company acquired and retired 499,614 shares of common stock for $4,888,288. During fiscal 1998, the Company acquired and retired 153,000 shares of common stock for $1,568,296.

6. LEASES

The Company has various operating leases for land and buildings on which some of its operations are located. Total rental expense for the years ended October 3, 1999, September 27, 1998 and September 28, 1997 was $53,843, $47,612, and
$46,003, respectively. Future minimum lease payments due under operating leases with an initial term of one year or more at October 3, 1999 are $142,945 in 2000, $129,757 in 2001, $131,030 in 2002, $132,305 in 2003 and $98,238 in 2004.

7. PENSION AND EMPLOYEE STOCK OWNERSHIP PLANS

The Company has a defined contribution pension plan covering substantially all of its non-union employees. Pension expense for the years ended October 3, 1999, September 27, 1998 and September 28, 1997 was $578,975, $545,650 and $459,367,
respectively. The Company's cost for the pension plan is determined as 7% of each employee's covered compensation. Amounts charged to pension expense and contributed to union multi-employer pension plans (not included in the above amounts) were not material. It is the Company's policy to fund all pension costs accrued.

The Company has an employee stock ownership plan covering substantially all of its non-union employees. Contributions are made at the discretion of the Board of Directors subject to a maximum amount allowed under the Internal Revenue Code. Contributions for the years ended October 3, 1999, September 27, 1998 and September 28, 1997 were $1,049,779, $984,455 and $889,979, respectively. The
Company does not currently offer any post-retirement benefits, deferred stock or stock-based compensation plans.

8. SPECIAL CHARGES

The Company has entered into termination agreements with three former employees. During fiscal 1999, the Company recorded Special Charges in the Statement of Income of $1,112,127. At October 3, 1999, the Company is required to make future payments to the individuals for periods of 15 months to 6 years. The present value of the future payments to be paid in fiscal 2000 is included in Other Accruals and the present value of the remaining payments is included in Other Long-term Liabilities.

9. CONTINGENCIES

During 1995, there was a fire in the office/warehouse of The Lynde Company, a former wholly-owned subsidiary of the Company. Charges of $1,771,439 in 1997 and $750,000 in 1995 were recorded to cover legal fees and settlement costs in connection with the Company's defense of a lawsuit filed against it as a result of the fire. Other costs paid amounted to approximately $300,000. Most, but not all, of the claimants have now been paid under a settlement agreement and the Company anticipates that the remaining claims will be covered by the Company's umbrella insurer as to the cost of defense and claims payment.

The Company's primary and umbrella insurers denied coverage and refused to defend the lawsuit. During fiscal 1999, the Company prevailed in its claims against its insurers and has been reimbursed for substantially all of its settlement and legal expenses.

In addition, the Company is involved in various legal actions arising from the normal course of business. Management is of the opinion that any judgement or settlement resulting from pending or threatened litigation would not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

10. INCOME TAXES

The provisions (benefits) for income taxes are as follows:

                                1999         1998          1997
---------------------------------------------------------------
Federal - current         $5,862,780   $3,316,868    $4,143,883
States - current           1,415,100    1,167,300     1,099,687
Deferred                    (970,950)     751,000      (307,800)
                          -----------  ----------    -----------
Total provision           $6,306,930   $5,235,168    $4,935,770
                          -----------  ----------    -----------

A reconciliation of the provision for income taxes, based on income from continuing operations, to the applicable federal statutory income tax rate of 35% is as follows:

                                1999         1998          1997
---------------------------------------------------------------
Statutory federal
   income tax             $5,601,950   $4,707,163    $4,454,190
State income taxes,
   net of federal
   deduction                 919,815      770,418       687,454
Tax-exempt income           (165,390)    (122,876)     (108,856)
Other, net                   (49,445)    (119,537)      (97,018)
                          -----------  ----------   ------------
     Total                $6,306,930   $5,235,168   $ 4,935,770
                          -----------  ----------   ------------

The tax effects of items comprising the Company's net deferred tax asset (liability) are as follows:

                                          1999                1998
------------------------------------------------------------------
Current deferred taxes:
  Trade receivables .............  $   153,000         $   150,000
  Inventory .....................      965,000             411,000
  Accruals ......................      596,900             164,500
                                   --------------------------------
     Total* .....................  $ 1,714,900         $   725,500
                                   --------------------------------

Noncurrent deferred taxes:
  Gain on sale of
     The Lynde Company ..........  $  (336,850)        $  (399,500)
  Property basis difference .....     (693,100)           (612,000)
                                   --------------------------------
     Total ......................  $(1,029,950)        $(1,011,500)
                                   --------------------------------

*Included in prepaid expenses and other on the balance sheet.

11.  SEGMENT INFORMATION

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1999, which changes the way the Company reports information about its operating segments. The information for 1998 and 1997 has been restated to conform to the 1999 presentation.

The Company has two reportable segments: Industrial and Water Treatment. The Industrial segment specializes in providing industrial chemicals and services to the energy, electronics, and plating industries. In addition, the Industrial segment provides products and services to the food manufacturers and processing plants and the pharmaceutical industry. The Water Treatment segment specializes in providing water and waste-water treatment equipment and chemicals and in services relating to the testing of water samples.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The cost for each segment is based on product cost, and expenses are based on actual costs incurred along with cost allocation of shared and centralized function. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses.

Reportable segments are defined by product and type of customer. Segments are responsible for the sales, marketing and development of their products and services. The segments do not have separate accounting, administration, customer service or purchasing functions.

REPORTABLE SEGMENTS                                 INDUSTRIAL         WATER TREATMENT             TOTAL
1999
   Net sales ....................................  $ 66,683,006          $ 28,776,655           $ 95,459,661
   Cost of sales ................................    51,704,801            19,810,690             71,515,491
   Gross margin .................................    14,978,205             8,965,965             23,944,170
   Operating income .............................     6,599,410             5,166,287             11,765,697

   Identifiable assets ..........................  $ 36,763,233          $  5,357,446           $ 42,120,679
                                                   ---------------------------------------------------------

1998
   Net sales ....................................  $ 66,740,768          $ 27,981,743           $ 94,722,511
   Cost of sales ................................    52,066,529            20,314,047             72,380,576
   Gross margin .................................    14,674,239             7,667,696             22,341,935
   Operating income .............................     7,234,675             4,937,005             12,171,680

   Identifiable assets ..........................  $ 39,102,635          $  5,812,153           $ 44,914,788
                                                   ---------------------------------------------------------

1997
   Net sales ....................................  $ 61,458,974          $ 26,287,006           $ 87,745,980
   Cost of sales ................................    47,452,145            18,961,809             66,413,954
   Gross margin .................................    14,006,829             7,325,197             21,332,026
   Operating income .............................     6,996,615             4,835,853             11,832,468

   Identifiable assets ..........................  $ 33,815,085          $  5,961,111           $ 39,776,196
                                                   ---------------------------------------------------------

PROFIT RECONCILIATION                                  1999                  1998                   1997
   Total income for reportable segments .........  $ 11,765,697          $ 12,171,680           $ 11,832,468
   Unallocated corporate income (expense) .......     2,851,708                                   (1,771,439)
                                                   ------------          ------------           ------------
   Total operating income .......................  $ 14,617,405          $ 12,171,680           $ 10,061,029
                                                   ---------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Hawkins Chemical, Inc.:

We have audited the accompanying balance sheets of Hawkins Chemical, Inc. (the Company) as of October 3, 1999 and September 27, 1998, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hawkins Chemical,Inc. at October 3, 1999 and September 27, 1998, and the results of its operations and cash flows for each of the three years in the period ended October 3, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
December 3, 1999



QUARTERLY STOCK DATA
--------------------------------------------------------

                                    High          Low
Fiscal 1999
   4th Quarter                     $ 9           $ 7 1/2
   3rd Quarter                       9 3/4         8
   2nd Quarter                       10 1/2        9 3/4
   1st Quarter                       12            10

Fiscal 1998
   4th Quarter                       12 1/8        9 7/8
   3rd Quarter                       14            11 1/4
   2nd Quarter                       11 3/8        9 3/4
   1st Quarter                       12 3/4        9 1/2


CASH DIVIDENDS
--------------------------------------------------------

                                    Declared      Paid
Fiscal 2000
   1st Quarter                                    $.12

Fiscal 1999
   4th Quarter                      $.12
   3rd Quarter                                    $.15
   2nd Quarter                      $.15
   1st Quarter                                    $.10

Fiscal 1998
   4th Quarter                      $.10
   3rd Quarter                                    $.10
   2nd Quarter                      $.10
   1st Quarter                                    $.09


The common stock of Hawkins Chemical, Inc. is as quoted on the NASDAQ National Market System. The price information represents closing sale prices reported in the NASDAQ/NMS Monthly Statistical Report. There were 777 common shareholder accounts on October 3, 1999.

BOARD OF DIRECTORS AND CORPORATE OFFICERS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

DEAN L. HAHN*                     JOHN R. HAWKINS***                JOHN S. MCKEON
  CHAIRMAN OF THE BOARD AND         PRESIDENT AND                     PRESIDENT,
  CHIEF EXECUTIVE OFFICER           CHIEF OPERATING OFFICER           GOLDEN VALLEY MICROWAVE
  DIRECTOR SINCE 1974               DIRECTOR SINCE 1989               FOODS, INC.
  EXECUTIVE COMMITTEE               EXECUTIVE COMMITTEE               DIRECTOR SINCE 1984
                                                                      AUDIT, COMPENSATION AND
G. ROBERT GEY                     DUANE M. JERGENSON                  EXECUTIVE COMMITTEES
  PRESIDENT,                        VICE PRESIDENT OF OPERATIONS,
  PENTAIR SERVICE EQUIPMENT         TAYLOR CORPORATION              DONALD L. SHIPP**
  BUSINESS                          DIRECTOR SINCE 1996               VICE CHAIRMAN OF THE BOARD
  DIRECTOR SINCE 1999               AUDIT AND COMPENSATION            DIRECTOR SINCE 1977
  AUDIT AND COMPENSATION            COMMITTEES                        EXECUTIVE COMMITTEE
  COMMITTEES

HOWARD M. HAWKINS
  PAST VICE PRESIDENT AND
  TREASURER OF HAWKINS
  DIRECTOR SINCE 1976
  EXECUTIVE COMMITTEE

OFFICERS

DEAN  L. HAHN*                    KURT R. NORMAN****                  *    DEAN L. HAHN WILL RETIRE AS CHAIRMAN
  CHAIRMAN OF THE BOARD AND         VICE PRESIDENT                         AND CEO EFFECTIVE FEBRUARY 16, 2000.
  CHIEF EXECUTIVE OFFICER                                                  HE WILL REMAIN A DIRECTOR.

DONALD L. SHIPP**                 MARVIN E. DEE                       **   DONALD L. SHIPP WILL RETIRE AS VICE
  VICE CHAIRMAN OF THE BOARD        VICE PRESIDENT, CHIEF FINANCIAL        CHAIRMAN EFFECTIVE SEPTEMBER 30, 2000.
                                    OFFICER, SECRETARY, TREASURER          HE WILL REMAIN A DIRECTOR.

JOHN R. HAWKINS***                                                    ***  JOHN R. HAWKINS WAS ELECTED CHAIRMAN
  PRESIDENT AND                                                            AND CEO EFFECTIVE FEBRUARY 16, 2000.
  CHIEF OPERATING OFFICER
                                                                      **** KURT R. NORMAN WAS ELECTED PRESIDENT
                                                                           AND CHIEF OPERATING OFFICER EFFECTIVE
                                                                           FEBRUARY 16, 2000.


SUMMARY OF OPERATIONS BY QUARTER
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
UNAUDITED              First Quarter       Second Quarter      Third Quarter      Fourth Quarter        Total Year
--------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS
EXCEPT PER SHARE DATA) 1999     1998        1999     1998       1999     1998      1999     1998       1999   1998
--------------------------------------------------------------------------------------------------------------------
Net sales............$23,311   $22,667    $22,764  $22,316    $24,960   $25,720  $24,425  $24,020   $95,460  $94,723

Gross profit.........  5,187     5,116      5,242    4,890      6,606     6,182    6,909    6,154    23,944   22,342

Net income...........  3,426     1,898      1,789    1,717      2,441     2,229    2,043    2,370     9,699    8,214

Basic and diluted
earnings per share...    .30       .16        .16      .15        .22       .19      .19      .20       .87      .71

*Includes special charges of $1,112 ($674 after tax or $.06 per share) which should have been recorded in the first quarter of fiscal 1999 (See Note 8).

--------------------------------------------------------------------------------
20                                     Hawkins Chemical, Inc. 1999 Anuual Report